UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission File Number: 001-31221

Total number of pages: 97

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: April 27, 2012	By:	/s/ OSAMU HIROKADO
Osamu Hirokado Head of Investor Relations

Information furnished in this form:

1.	Earnings release for the fiscal year ended March 31, 2012
2.	Results for the fiscal year ended March 31, 2012, and principal actions planned for the fiscal year ending March 31, 2013

Earnings Release	April 27, 2012
For the Fiscal Year Ended March 31, 2012	[U. S. GAAP]

Name of registrant:	NTT DOCOMO, INC. (URL http://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Ryuji Yamada, Representative Director, President and Chief Executive Officer
Contact:	Ken Takeuchi, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for the general meeting of shareholders:	June 19, 2012
Scheduled date for dividend payment:	June 20, 2012
Scheduled date for filing of securities report:	June 20, 2012
Supplemental material on annual results:	Yes
Presentation on annual results:	Yes (for institutional investors and analysts)

(Amounts are rounded off to the nearest 1 million yen.)

1. Consolidated Financial Results for the Fiscal Year Ended March 31, 2012 (April 1, 2011 — March 31, 2012)

(1) Consolidated Results of Operations

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT DOCOMO, INC.
Year ended March 31, 2012	4,240,003	0.4%	874,460	3.5%	876,958	5.0%	463,912	(5.4)%
Year ended March 31, 2011	4,224,273	(1.4)%	844,729	1.3%	835,338	(0.1)%	490,485	(0.9)%

(Note) Comprehensive income attributable to NTT DOCOMO, INC.:	For the fiscal year ended March 31, 2012:	436,338 million yen	(3.2)%
	For the fiscal year ended March 31, 2011:	450,909 million yen	(13.8)%

	Basic Earnings per Share Attributable to NTT DOCOMO, INC.	Diluted Earnings per Share Attributable to NTT DOCOMO, INC.	ROE	ROA	Operating Income Margin
Year ended March 31, 2012	11,187.34 (yen)	—	9.4%	12.8%	20.6%
Year ended March 31, 2011	11,797.07 (yen)	—	10.3%	12.3%	20.0%

(Note) Equity in net income (losses) of affiliates:	For the fiscal year ended March 31, 2012:	(13,472)million yen
	For the fiscal year ended March 31, 2011:	(5,508)million yen

(Percentages above represent changes compared to the corresponding previous year)

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity (Net Assets)	NTT DOCOMO, INC. Shareholders’ Equity	Shareholders’ Equity Ratio	NTT DOCOMO, INC. Shareholders’ Equity per Share
March 31, 2012	6,948,082	5,108,771	5,062,527	72.9%	122,083.91 (yen)
March 31, 2011	6,791,593	4,877,594	4,850,436	71.4%	116,969.29 (yen)

(3) Consolidated Cash Flows

	(Millions of yen)
	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at Fiscal Year End
Year ended March 31, 2012	1,110,559	(974,585)	(378,616)	522,078
Year ended March 31, 2011	1,287,037	(455,370)	(421,969)	765,551

2. Dividends

	Cash Dividends per Share (yen)					Total Cash Dividends for the Year (Millions of yen)	Payout Ratio	Ratio of Dividends to NTT DOCOMO, INC. Shareholders’ Equity
Date of Record	End of the First Quarter	End of the Second Quarter	End of the Third Quarter	Year End	Total
Year ended March 31, 2011	—	2,600.00	—	2,600.00	5,200.00	215,991	44.1%	4.6%
Year ended March 31, 2012	—	2,800.00	—	2,800.00	5,600.00	232,219	50.1%	4.7%
Year ending March 31, 2013 (Forecasts)	—	3,000.00	—	3,000.00	6,000.00		44.7%

3. Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2013 (April 1, 2012 — March 31, 2013)

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT DOCOMO, INC.		Basic Earnings per Share Attributable to NTT DOCOMO, INC.
Six months ending September 30, 2012	—	—	—	—	—	—	—	—	—
Year ending March 31, 2013	4,450,000	5.0%	900,000	2.9%	903,000	3.0%	557,000	20.1%	13,432.17

(Percentages above represent changes compared to the corresponding previous year)

*	Notes:

(1)	Changes in significant subsidiaries		None
(Changes in significant subsidiaries for the fiscal year ended March 31, 2012 which resulted in changes in scope of consolidation)

(2)	Changes in significant accounting policies
	i. Changes due to revision of accounting standards and other regulations:		Yes
	ii. Others:		None
(Refer to page 33, contained in the attachment for more information.)

(3)	Number of issued shares (common stock)
	i. Number of issued shares (inclusive of treasury stock):	As of March 31, 2012:	43,650,000 shares
		As of March 31, 2011:	43,650,000 shares

	ii. Number of treasury stock:	As of March 31, 2012:	2,182,399 shares
		As of March 31, 2011:	2,182,399 shares

	iii. Number of weighted average common shares outstanding:	For the fiscal year ended March 31, 2012:	41,467,601 shares
		For the fiscal year ended March 31, 2011:	41,576,859 shares

*	Presentation on the status of audit procedure:

This earnings release is not subject to the audit procedure as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the audit procedure on financial statements as required by the Financial Instruments and Exchange Act had not been finalized.

*	Explanation for forecasts of operations and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and the certain asumptions that we regard as reasonable, and therefore actual results may differ materially from those contained in, or suggested by, any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2013, please refer to pages 19 and 22, contained in the attachment.

CONTENTS OF THE ATTACHMENT

1

Earnings Release for the Fiscal Year Ended March 31, 2012

1. Information on Consolidated Results

(1) Operating Results

i. Business Overview

As Japan’s mobile telecommunications market continues to mature in line with the rise in cellular penetration rate, competition among operators remains intense in such areas as the acquisition of subscribers and further improvements in service offerings.

Under these market conditions, we aim to achieve further growth and deliver new value to society with our corporate vision, “Pursuing Smart Innovation: HEART.” In the fiscal year ended March 31, 2012, based on our medium-term action plan “DOCOMO’s Change and Challenge to Achieve New Growth,” we continued to promote various measures aimed at improving customer satisfaction, and received the No. 1 ranking in the consumer satisfaction survey of an external research organization for two straight years. Furthermore, in November 2011, we newly developed our Medium-Term Vision 2015: “Shaping a Smart Life” to transform ourselves into “an integrated service company placing mobile at the core.” Under the Medium-Term Vision, we have taken our initial steps toward our goals of achieving further advancements in our services and products centered on smartphones, and creating new values through the convergence with various external industries and services, thereby offering enhanced safety and security and delivering more convenient and efficient solutions to people’s everyday lives and businesses.

Following the Great East Japan Earthquake in March 2011, 6,720 base station equipment became temporarily inoperable. However, as a result of our early recovery efforts, we completed the stopgap restoration of damaged facilities by the end of April and full-scale repair by the end of September 2011. Furthermore, to better prepare ourselves for possible future disasters, we immediately started employing additional measures, including a roll-out of large-zone base stations* and the introduction of an uninterruptible power supply at selected base stations. The implementation of these new disaster preparedness measures is nearly complete. In December 2011, we established a TOHOKU Reconstruction Support Office to provide even more prompt assistance in the reconstruction of devastated areas.

We would like to extend our deepest apologies for inconveniencing many customers as a result of a series of service interruptions reported since June 2011, which were caused by failures in communications equipment such as sp-mode systems and packet switches despite our ongoing facility buildup and other operational efforts for improvement. Taking this matter seriously, we established a Task Force for Improvement of Network Infrastructure, headed by the President and CEO, in December 2011, and we employed measures to correct the cause of the malfunction and also completed comprehensive inspection of network facilities in March 2012. Further, we implemented drastic measures for improvements in reliability. These include comprehensive inspections of network facilities and the increased installation of packet switches. We will continue our endeavors to improve our network infrastructure so as to regain customer confidence and allow customers to use our services free from concern.

For the fiscal year ended March 31, 2012, with respect to our cellular services revenues, although voice revenues decreased by ¥170.3 billion from the previous fiscal year, packet communications revenues increased by ¥148.9 billion as a result of our sales efforts to expand the penetration of smartphones. Other revenues grew by ¥15.7 billion owing mainly to an increase in the subscriptions to the “Mobile Phone Protection & Delivery Service.” Equipment sales revenues grew by ¥21.5 billion, primarily due to an increase in the number of devices sold to agent resellers. Consequently, we recognized operating revenues of ¥4,240.0 billion (an increase of ¥15.7 billion from the previous fiscal year). Operating expenses declined by ¥14.0 billion from the previous fiscal year to ¥3,365.5 billion as a result of the efficient use of expenditures and other ongoing cost-cutting efforts. As a result of the foregoing, we recorded operating income of ¥874.5 billion (an increase of ¥29.7 billion from the previous fiscal year). Income before income taxes was ¥877.0 billion, and the net income attributable to NTT DOCOMO, INC. was ¥463.9 billion, including the effect of a decrease of the net deferred tax assets due to the tax reform that was enacted on November 30, 2011.

2

*	Large-zone base station is a base station that covers an area normally covered by multiple stations which will be activated when those base stations become inoperable in the event of disasters.

3

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

Consolidated results of operations for the fiscal years ended March 31, 2011 and 2012 were as follows:

<Results of operations>

	Billions of yen
	Year ended March 31, 2011	Year ended March 31, 2012	Increase (Decrease)
Operating revenues	¥4,224.3	¥4,240.0	¥15.7	0.4%
Operating expenses	3,379.5	3,365.5	(14.0)	(0.4)

Operating income	844.7	874.5	29.7	3.5
Other income (expense)	(9.4)	2.5	11.9	–

Income before income taxes	835.3	877.0	41.6	5.0
Income taxes	337.8	402.5	64.7	19.2
Equity in net income (losses) of affiliates	(5.5)	(13.5)	(8.0)	(144.6)

Net income	492.0	461.0	(31.0)	(6.3)
Less: Net (income) loss attributable to noncontrolling interests	(1.5)	3.0	4.5	—

Net income attributable to NTT DOCOMO, INC.	¥490.5	¥463.9	¥(26.6)	(5.4)

EBITDA margin*	37.1%	37.3%	0.2 point	—

ROCE before tax effect*	16.1%	16.5%	0.4 point	—

ROCE after tax effect*	9.5%	9.8%	0.3 point	—

*

EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROCE before tax effect and ROCE after tax effect, see “5. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 37.

4

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

<Operating revenues>

	Billions of yen
	Year ended March 31, 2011	Year ended March 31, 2012	Increase (Decrease)
Wireless services	¥3,746.9	¥3,741.1	¥(5.8)	(0.2)%
Cellular services revenues	3,407.1	3,385.7	(21.4)	(0.6)
- Voice revenues	1,712.2	1,541.9	(170.3)	(9.9)
- Packet communications revenues	1,694.9	1,843.9	148.9	8.8
Other revenues	339.7	355.4	15.7	4.6
Equipment sales	477.4	498.9	21.5	4.5

Total operating revenues	¥4,224.3	¥4,240.0	¥15.7	0.4%

Note: Voice revenues include data communications revenues through circuit switching systems.

<Operating expenses>

	Billions of yen
	Year ended March 31, 2011	Year ended March 31, 2012	Increase (Decrease)
Personnel expenses	¥264.6	¥272.9	¥8.3	3.1%
Non-personnel expenses	2,077.6	2,117.6	40.0	1.9
Depreciation and amortization	693.1	684.8	(8.3)	(1.2)
Loss on disposal of property, plant and equipment and intangible assets	44.3	40.3	(4.0)	(9.1)
Communication network charges	261.3	211.2	(50.1)	(19.2)
Taxes and public dues	38.7	38.8	0.1	0.3

Total operating expenses	¥3,379.5	¥3,365.5	¥(14.0)	(0.4)%

5

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

ii. Segment Results

Mobile phone business—

As of March 31, 2012, the total number of our cellular services subscriptions exceeded 60.00 million, of which Xi (LTE) subscriptions accounted for 2.22 million and FOMA subscriptions 57.91 million. The second-generation mova service, which was launched in March 1993 and contributed significantly to the popularization of the mobile phone, was terminated on March 31, 2012. The total number of packet flat-rate service subscriptions reached 36.30 million as a result of the increased penetration of smartphones and the introduction of new flat-rate billing plans for packet access. The subscriptions to the “Value Plan” grew to 45.21 million as of March 31, 2012.

Although our packet communications revenues increased in comparison to the previous fiscal year, our cellular services revenues for the fiscal year ended March 31, 2012, were ¥3,385.7 billion (a decrease of ¥21.4 billion from the previous fiscal year), due to the decrease in voice revenues resulting from the increased penetration of the “Value Plan” and other factors. Equipment sales revenues recorded an increase compared to the previous fiscal year, due to an increase in the number of devices sold to agent resellers and other factors.

As a result of the foregoing, operating revenues and operating income from the mobile phone business for the fiscal year ended March 31, 2012, were ¥4,110.6 billion (an increase of ¥19.9 billion from the previous fiscal year) and ¥886.3 billion (an increase of ¥29.6 billion from the previous fiscal year), respectively.

A summary of the specific initiatives implemented during the fiscal year ended March 31, 2012, is provided below:

<<No.1 Customer Satisfaction Ranking>>

We have moved ahead with our business transformation programs from a customer-oriented perspective in accordance with our “Change and Challenge” action plan, uniting the forces of the entire corporate group and ensuring a thoroughly hands-on approach to serving customers. We have consistently listened to the voices of our customers through various channels such as docomo Shops and call centers, and responded to them in a steadfast manner. As a result, we were awarded with the following appraisals from external institutions:

•	No.1 ranking for two straight years in “2011 Japan Mobile Phone Service Study,”*1 a consumer satisfaction study by J.D. Power Asia Pacific.

•	No.1 ranking for three straight years in “2011 Japan Business Mobile Phone Service Study”*2 conducted by J.D. Power Asia Pacific.

•	No. 1 ranking for three straight years in “mobile data devices customer satisfaction survey”*3 by Nikkei BP Consulting.

*1:

J. D. Power Asia Pacific 2010-2011 Japan Mobile Phone Service StudiesSM. 2011 study results were based on responses obtained from 31,200 mobile phone users residing in Japan during August 2011. http://www.jdpower.co.jp/

*2:

J. D. Power Asia Pacific 2009-2011 Japan Business Mobile Phone Service StudiesSM. 2011 study results were based on 3,214 responses from individuals responsible for supervising or deciding upon telephone services at 2,466 businesses with 100 or more employees. (Each respondent evaluated up to two mobile telephone providers.)

*3:

Nikkei BP Consulting “3rd Mobile data devices customer satisfaction survey,” a customer satisfaction survey on mobile data communications services (3G, LTE, WiMAX) of mobile operators conducted in March 2011. http://consult.nikkeibp.co.jp/consult/news/2011/mobile0516/

6

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

<<Spread of Smartphones>>

The following actions have been undertaken to expand the adoption of smartphones:

<New Services>

•

In March 2012, we started offering “Shabbette Concier” voice-agent application that enables customers to obtain a wide range of information and perform diverse tasks free of charge simply by speaking into their DOCOMO smartphones. For example, smartphone tasks, such as searching contacts, creating emails, or making phone calls, can be performed simply through voice commands.

•

We commenced the trial service of “Translator Phone,” a service that translates speech into other languages in real time by performing voice recognition, translation, voice synthesis and other processing using DOCOMO’s network, without relying on the processing capability of the handset.

•

As our new offerings for smartphones, we launched the “dmenu” portal, which provides customers with easy access to a wide array of content and services, and a content market “dmarket,” that is directly operated by DOCOMO.

•	In July 2011, in order to allowing customers to use smartphones with a greater sense of security, we began providing “docomo Anshin Scan” virus detection service free of charge to smartphone users.

•	We also started offering a number of services on smartphones that are popular in i-mode, e.g., “i-channel,” “i-concier,” and “Data Security Service.”

<Product Lineup>

•

To further enrich our product lineup to cater to the various needs of customers while making it easier for customers to choose the right model for their needs, we rearranged our product categories and introduced a new product brand, “docomo smartphones,” which comprises two product lines, the “docomo with series” and the “docomo NEXT series.”

<Billing Plans>

•	In June 2011, we introduced a discount service that offers discounts on basic monthly charges for up to 24 months to users purchasing a tablet as a second mobile device.

As a result of these activities, the number of smartphones sold during the fiscal year ended March 31, 2012 increased sharply to 8.82 million units, an increase of approximately 3.5 times compared to the previous fiscal year, and the total number of sp-mode subscribers grew to 9.59 million as of March 31, 2012.

<< Xi Service Deployment>>

With respect to the Xi service, which launched in December 2010, we started offering voice communication services in addition to data access capabilities, and implemented the below measures:

•

Following the launch of service in six major cities in July 2011, we expanded coverage to all prefectural-capital-class cities across Japan in the end of January 2012, and the service was available in all ordinance-designated cities in Japan by the end of March 2012. The total number of Xi base stations installed exceeded 7,000 as of March 31, 2012.

•

In conjunction with the release of Xi-enabled smartphones, we launched new voice billing plans such as “Type Xi (including Ninen plan)” as well as the “Xi Talk 24” flat-rate voice plan offering 24-hour unlimited domestic voice calls to all DOCOMO users.

•

We also diversified Xi packet flat-rate menus for customers using smartphones, introducing the full flat-rate option, “Xi Pake-hodai Flat,” and the two-tiered “Xi Pake-hodai Double” plan. Upon the release of Xi-enabled tablets, we also launched the data-only billing plans, “Xi Data Plan Flat (including Ninen plan)” and “Xi Data Plan 2 (including the Ninen plan).”

7

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

•	Moreover, we launched the “Xi2 Discount Campaign” to offer monthly fee discounts for customers using Xi exclusively for data communications with a second device such as a tablet.

•	We released a number of Xi-enabled smartphones and tablets in addition to the data-only devices to enrich our lineup.

<<Enhancement of Billing Plans>>

In order to improve our billing plans, we have implemented the below measures:

•

We launched a promotional discount campaign, “Ouen Student Discount 2012,” targeted at students, and their families with new mobile subscriptions, which waives basic monthly fees for up to 37 months. During this period, smartphone subscribers are entitled under this campaign to receive discounts of ¥1,050 per month from the upper limit rate of their packet flat-rate service.

•

Targeting people with children between the age of 3 and 12, we started a limited-time discount campaign called “Kids Discount” under which the basic monthly fee is reduced to ¥0 for up to seven months after subscription, and ¥390 thereafter for the following 30 months.

•

For light data users who use data service mainly for email and Internet searches, we introduced a data-only flat-rate billing plan “Flat Rate Data 128K Value” for access via the FOMA network. It offers unlimited data usage for a fixed monthly fee of ¥1,580 when subscribed together with “Flat-Rate Data 128K Discount.” We also launched a promotional campaign to lower the monthly upper limit charge of this plan to ¥1,380 for up to 13 months after subscription.

•	Targeting customers using flat-rate billing plans for packet data access via the FOMA network, we lowered the monthly upper limit charge for data access using PCs or other external devices to ¥8,190.

<<After-Sales Support Effort>>

As described below, we have continually worked to strengthen our after-sales support with the aim of further improving customer satisfaction:

•

We launched the “Smartphone Anshin Remote Support” service to provide customers with professional assistance concerning the operation or settings of smartphones or tablet devices from our call center staff who can monitor the handset operations from a remote location.

•

The total number of field staff dispatched in principle within 48 hours of request for quality surveys or coverage improvement during the fiscal year ended March 31, 2012 reached approximately 44,000 cases.

•

Total number of mobile phones accepted in the “Mobile Phone Checking Service,” which provides free basic after-care, including checkups, minor repairs and cleaning at docomo Shops during the fiscal year ended March 31, 2012 reached 8.54 million units.

•

Total number of subscribers to “Mobile Phone Protection & Delivery Service,” a service that covers handset issues such as loss, water exposure and total damage, reached 35.36 million as of March 31, 2012. With a simple telephone call, a replacement handset of the same model and color as the original one (refurbished handset* and new battery pack) is delivered directly to the customer.

*	Refurbished products are handsets collected from customers that have been repaired, had their external covers replaced, undergone quality checks, and then reset to the same state as a new product.

8

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

<<Reinforcement of Corporate Marketing>>

We have implemented the following initiatives to offer new value useful for the businesses of our corporate clients:

•

The launch of “Smartphone Remote Control Service,” a cloud service for enterprise users that enables the remote locking of devices or data deletion in the event of the loss of a smartphone or tablet device.

•

The initiation of the “Mobile Groupware,” an enterprise cloud service that allows users to share internal information or access schedules or various other features from outside the office using smartphones.

•

Expansion of the application of the 24 hours a day flat-rate “Business Simple” discount plan for business phones that allows users to make unlimited intra-company calls. It revised flat-rate charges while expanding Xi services.

•

We entered into a capital/business alliance with NTT DATA INTRAMART CORP. to establish an operational structure that will allow us to respond to various application needs for smartphones and tablet devices and move ahead with the measures aimed at furthering new customer acquisition.

•

We entered into a business alliance with Vodafone Group Plc. primarily to cooperate in corporate marketing activities as well as to provide cross-border and one-stop solutions such as billing rates and service proposals to multinational corporations.

<<Global Business Expansion>>

To further expand our international communication services and facilitate overseas business deployment, the following measures were implemented:

•	The number of countries/regions in which international roaming for each service was available (as of March 31, 2012):

- Voice/short message service (SMS): 219 countries/regions

- Packet communications service: 194 countries/regions

- Videophone service: 54 countries/regions

•	The number of cities in which an overseas support counter was set to provide free battery charging service as well as to handle inquiries pertaining to the use of mobile phone grew to 18.

•

net mobile AG, our German-based subsidiary engaged in the mobile content distribution platform business, became the largest shareholder of Bankverein Werther AG, a private bank owning the licenses for banking and credit card businesses in Germany, so as to expand into the finance and payment businesses by acquiring its service infrastructure and backbone system.

•

We acquired an approximate 25% equity stake ownership in VMG Media Joint Stock Company, a major service provider in Vietnam for the purpose of promoting platform/content distribution and other value-added service businesses in overseas markets.

<<New Value Creation Initiatives>>

Toward our goal of becoming an integrated service company placing mobile at the core, we implemented the following initiatives to create new value through the convergence of mobile with other industries and services:

•	We launched two new prepaid data-only billing plans, “Prepaid Data Plan 20h” and “Prepaid Data Plan 100h,” which can be applied for the Sony Computer Entertainment Inc. “PlayStation®Vita.”*

•

We started to support the “docomo DriveNet” information delivery service for car drivers on smartphones, and released the “DriveNet Cradle 01,” which offers a full-scale car navigation service when connected with a smartphone.

•	We started offering a new type of education support service “docomo-zemi” using smartphones and tablets in cooperation with multiple companies affiliated with education.

*	PlayStation is a registered trademark of Sony Computer Entertainment, Inc.

9

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

Number of subscriptions by services, trend of ARPU and other operating data are as follows:

<Number of subscriptions by services>

	Thousand subscriptions
	March 31, 2011	March 31, 2012	Increase (Decrease)
Cellular services	58,010	60,129	2,120	3.7%
Cellular (Xi) services	26	2,225	2,199	—
Cellular (FOMA) services	56,746	57,905	1,159	2.0
packet flat-rate services	31,921	36,295	4,374	13.7
i-mode services	48,141	42,321	(5,819)	(12.1)
sp-mode services	2,095	9,586	7,492	357.7
i-channel services	16,233	16,124	(108)	(0.7)
i-concier services	6,224	5,672	(552)	(8.9)

Notes:

1.	Number of Cellular services subscriptions as of March 31, 2011 includes subscriptions to Cellular (mova) services.

2.	Number of subscriptions to Cellular services and Cellular (FOMA) services includes Communication Module services subscriptions.

3.	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscriptions.

<Number of handsets sold and churn rate>

	Thousand units
	Year ended March 31, 2011	Year ended March 31, 2012	Increase (Decrease)
Number of handsets sold	19,055	22,089	3,033	15.9%
Cellular (Xi) services
New Xi subscription	25	1,206	1,181	—
Change of subscription from FOMA or mova	1	1,056	1,055	—
Xi handset upgrade by Xi subscribers	0	37	37	—
Cellular (FOMA) services
New FOMA subscription	5,086	5,168	81	1.6
Change of subscription from Xi or mova	1,385	833	(552)	(39.8)
FOMA handset upgrade by FOMA subscribers	12,547	13,786	1,238	9.9
Cellular (mova) services
New mova subscription	7	2	(5)	(72.4)
mova handset upgrade by mova subscribers and change of subscription from Xi or FOMA	3	1	(2)	(69.6)

Churn Rate	0.47%	0.60%	0.13 point	—

10

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

<Trend of ARPU and MOU>

	Yen
	Year ended March 31, 2011	Year ended March 31, 2012	Increase (Decrease)
Aggregate ARPU* (Xi+FOMA+mova)	¥5,070	¥4,870	¥(200)	(3.9)%
Voice ARPU	2,530	2,200	(330)	(13.0)
Packet ARPU	2,540	2,670	130	5.1
Aggregate ARPU (FOMA)	5,120	4,890	(230)	(4.5)
Voice ARPU	2,520	2,210	(310)	(12.3)
Packet ARPU	2,600	2,680	80	3.1
Aggregate ARPU (mova)	3,280	3,320	40	1.2
Voice ARPU	2,720	2,760	40	1.5
Packet ARPU	560	560	—	—

MOU* (Xi+FOMA+mova) (minutes)	134	126	(8)	(6.0)

*	See “5. (2) Definition and Calculation Methods of ARPU and MOU” on page 36 for definition and calculation methods.

Results of operations are as follows:

<Results of operations>

	Billions of yen
	Year ended March 31, 2011	Year ended March 31, 2012	Increase (Decrease)
Operating revenues from mobile phone business	¥4,090.7	¥4,110.6	¥19.9	0.5%
Operating income from mobile phone business	856.7	886.3	29.6	3.5

11

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

All other businesses—

<<Promotion of the Credit Services>>

We have promoted the adoption of our credit brand “iD” and the credit service “DCMX” that is compatible with “iD.” These can be used as “Osaifu-Keitai” electronic payment solutions.

•

With respect to our credit brand “iD,” we have worked to increase the member stores where “iD” credit payment can be used. In February 2012 it became possible to use the brand at the nationwide Skylark group of restaurants with some 2,600 outlets. As a result, the total number of “iD” reader terminals installed reached 550,000 units as of March 31, 2012 (an increase of 30,000 units compared to March 31, 2011), and the total number of “iD” subscribers reached 16.88 million as of March 31, 2012.

•

We also endeavored to increase the number of subscriptions and boost usage for our mobile credit payment service, “DCMX,” through the renewal of the “DCMX GOLD” service and implementation of various promotional campaigns. As a result, combined subscriptions to “DCMX” services reached 12.95 million as of March 31, 2012 (an increase of 0.63 million from March 31, 2011).

<<Initiatives for New Value Creation>>

With the aim of transforming into “an integrated service company placing mobile at the core”, we implemented the following initiatives to create new value through the integration of mobile with other industries and services:

•

Prior to its scheduled launch in April 2012, we made an additional investment in mmbi, Inc., an approved, key terrestrial broadcasting business operator for the mobile reception of the “Mobacas” V-High multimedia broadcasting* service. We also moved ahead with preparations for the provision of the “NOTTV” broadcasting station service for smartphones and released of two compatible models.

•

Along with conducting a tender offer to acquire shares in Radishbo-ya Co., Ltd., a Japanese premium home-delivery service offering organic and preservative-free foods, and with the goal of expanding business synergies. We also entered into a basic agreement with Radishbo-ya and Lawson, Inc. to investigate business collaboration and capital alliances.

•

In April 2012, we entered into a business alliance with Intage, Inc. and established a new joint-venture company, DOCOMO Insight Marketing, Inc., to provide value-added support to the marketing activities of various enterprises by combining Intage’s data analysis and product development know-how with our DOCOMO Premier Club customer base.

•	We started “docomo Healthcare” service, which provides users with support for health management and disease prevention through smartphones and other devices.

•

With a view to establishing a joint venture company to develop and offer healthcare and medical support service, we have reached a basic agreement with Omron Healthcare Co. Ltd., to investigate business collaboration and capital alliances.

•	We started offering a medical insurance service for DOCOMO Premier Club members that can be subscribed easily from a mobile phone, “docomo Medical Insurance.”

•

We launched a low-environmental-impact bicycle sharing transport system in Yokohama and developed a generic bicycle-sharing system that features easy membership registration. We also started offering a biker application that keeps track of travel distance and routes, calories burned and other data.

•

We continued to promote home shopping service provided mainly through TV media by Oak Lawn Marketing, Inc., high-speed Internet access service for hotel facilities mainly in the Asia-Pacific region by DOCOMO interTouch Pte. Ltd. and our mobile advertisement service delivered primarily on i-mode sites by D2 Communications, Inc.

*

A broadcasting service delivered only to mobile devices using the frequency band between 207.5MHz and 222 MHz that became available as a result of digital conversion of conventional terrestrial broadcasting services for television.

12

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

As a result, operating revenues from all other businesses for the fiscal year ended March 31, 2012 were ¥129.4 billion (a decrease of ¥4.2 billion from March 31, 2011). Operating expenses from all other businesses were ¥141.3 billion (a decrease of ¥4.3 billion) and operating loss from all other businesses was ¥11.9 billion.

Results of operations are as follows:

<Results of operations>

	Billions of yen
	Year ended March 31, 2011	Year ended March 31, 2012	Increase (Decrease)
Operating revenues from all other businesses	¥133.6	¥129.4	¥(4.2)	(3.1)%
Operating income (loss) from all other businesses	(12.0)	(11.9)	0.1	1.0

13

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

iii. Restoration from Great East Japan Earthquake and New Disaster Preparedness Measures

Following the Great East Japan Earthquake, we devoted ourselves toward the earliest possible recovery of damaged communication facilities. In April 2011, based on the lessons learned from the experience of the earthquake, we developed a wide range of new disaster preparedness measures and nearly completed their implementation by the end of February 2012. Meanwhile, we also reviewed our disaster response manual, including our business continuity plans (BCP), and verified procedures carefully such as the operational sequence of equipment newly installed for enhanced disaster preparedness and response to a large-scale service interruption.

<<Damage Restoration>>

Immediately after the March 2011 earthquake, we established a Disaster Countermeasures Office in the headquarters and the Tohoku Regional Office, and made an all-out effort toward early recovery of damaged communication facilities with the help of other NTT group companies and construction companies.

In concrete terms, as a stopgap measure immediately after the earthquake, we deployed approximately 30 units of mobile base stations and power supply vehicles and some 400 portable power generator units. We mobilized a total of some 4,000 people for the temporary repair of transmission lines and the recovery of power supply, and completed the implementation of tentative restoration measures for damaged facilities in the end of April 2011 and the full-scale repair by the end of September 2011.

<<Reconstruction Assistance >>

To provide assistance to the disaster-stricken areas, we launched the Charity Drive Website and collected some ¥1.0 billion in donations from our customers. Aside from this, the company made a corporate donation of ¥500 million. To set up an operational structure that will enable us to make prompt contributions to reconstruction activities in the stricken areas, we established the TOHOKU Reconstruction Support Office and implemented various measures, such as the introduction of an information delivery system for the affected areas as well as other services utilizing tablet devices.

<<New Disaster Preparedness Measures>>

•	Securing Communication for Key Areas and Facilities

Due to the direct damages inflicted by the enormous tremors of the Great East Japan Earthquake and the subsequent tsunami as well as the indirect damages caused by the stoppage of communication facilities resulting from the numerous hours of wide-area power outage and depletion of emergency backup batteries, our mobile communications services were disrupted in many areas. Learning from this experience, we installed large-zone base stations in 104 locations nationwide. This will ensure that areas normally serviced by multiple ordinary base stations can be covered by a single large base station, even if multiple conventional base stations become inoperable simultaneously.

In addition to the conventional countermeasures against possible power outages, through the installation of self-powered generation equipment, we furnished uninterruptible power supplies in a total of 721 locations across Japan, primarily at base stations covering important areas and facilities such as prefectural government offices. We installed large-capacity batteries in a total of 1,070 base stations across Japan to ensure the continuation of services for over 24 hours after any loss of commercial power.

•	Swift Response to Disaster-Stricken Areas

In order to secure communication services in evacuation shelters and public organizations without delay after occurrence of a disaster, we have continually strived to increase the deployment of satellite mobile phones. For early recovery in areas with service disruption, we doubled the number of car-mount mobile base stations equipped with satellite entrance circuits to 19 units and deployed an additional 24 new portable-type units. This will allow us to provide network services through satellite entrance circuits even if our terrestrial cables or relay stations sustain damages. In addition, for immediate restoration of coverage, we introduced emergency microwave circuits in 100 transport sections across Japan.

14

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

•	Further Improvement of Customer Convenience during Disasters

We progressively introduced Area Mail capability in smartphones to enable simulcast delivery of disaster/evacuation shelter information, tsunami alerts and other information, and revamped our online “Restoration Area Map” service by making functional enhancements for faster activation and improving its readability. In March 2012, we launched a “Disaster Voice Messaging Service” that allows users to record messages concerning their safety and then send them to friends and families in the event of a large-scale disaster. Meanwhile, to improve the usability of our “Disaster Message Board Service,” which has been activated for safety confirmation by users in disasters, we added new application software that provides voice instructions to make it easier for users to register or confirm safety information.

<<Electricity-saving Initiatives>>

In response to the shortage of electricity, we introduced a variety of power-saving initiatives at our offices, including R&D centers, during the period between July and September 2011.

Specifically, in an effort to reduce power consumption we turned off half the lights at the offices, moderated our air-conditioner temperature settings, promoted a “cool-biz” summer dress code (no neckties and jackets), introduced voluntary restraints on overtime work, mandated that all employees leave the office at a pre-designated time on certain days, and changed weekends to Mondays and Tuesdays instead of Saturdays and Sundays.

With the cooperation and understanding of customers, docomo Shops also strived to conserve electricity by reducing lighting, changing the air-conditioning temperature settings, and introducing the “cool-biz” dress code. The shops also promoted the conversion to energy-efficient LED lights.

Our group is committed to continuing its endeavors toward further energy conservation to protect the environment while doing its utmost to respond to societal demands.

15

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

iv. Response to a Series of Service Interruptions

Taking the occurrence of a series of service interruptions and the administrative guidance from the Ministry of Internal Affairs and Communications (MIC) seriously, we established a Task Force for Improvement of Network Infrastructure, headed by the president and CEO in December 2011 and initiated company-wide efforts to investigate the causes and prevent recurrence of problems, so as to regain the confidence of customers. In the end of March 2012, we submitted a report on extensive measures in response to the guidance issued by MIC.

Envisaging a sophisticated network infrastructure capable of accommodating 50 million smartphones, we will work towards achieving further improvements in reliability and scalability of communication equipment.

<<Overview of a Series of Service Interruptions>>

Below summarizes the series of Service Interruptions:

Date	Affected areas	Number of affected users	Events reported
June 6, 2011	Kanto-Koshinetsu	Approx. 1.50 million	Difficulty of establishing voice/packet connections on Xi, FOMA and mova networks
August 16, 2011	Nationwide	Approx. 1.10 million	Difficulty of using packet service with sp-mode
December 20, 2011	Kansai	Approx. 20,000	Mail address of some users replaced with address of other user when using sp-mode mail service
January 1, 2012	Nationwide	Approx. 2.60 million	Difficulty of sending/receiving email with sp-mode mail service (Failure of receiving “undelivered message notice”)
January 25, 2012	Tokyo	Approx. 2.52 million	Difficulty of delivering voice/packet connections on FOMA network

<<Countermeasures against Service Interruptions>>

The Company’s maintenance and development-related departments conducted joint studies to determine the causes and evaluate the countermeasures for the facilities and equipment where service interruptions were reported. We completed the implementation of countermeasures listed below that were designed to, among other things, fix glitches, improve processing capabilities and reinforce the capacity of equipment:

Date of service interruption	Details of countermeasures employed
June 6, 2011	Modification of software program to prevent congestion in the Communication Control Unit and other measures
August 16, 2011	Capacity reinforcement and further processing capability enhancement of network authentication server equipment and other measures
December 20, 2011	Reassessment of internal processing for user management servers, load reduction through revision of signal processing procedures, buffer size expansion of network authentication server and other measures
January 1, 2012	Reassessment of internal processing of mail information server
January 25, 2012	Comprehensive inspection of packet switch processing capability and upgrade to a new-version packet switching system after examination of signaling volume

16

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

<<Additional Countermeasures to Prevent Future Interruptions>>

In order to prevent recurrence of similar issues, we have implemented countermeasures, including improving processing capabilities and procedures, re-examining construction procedures, etc., and working to improve network infrastructure for the prevention of interruption recurrences and to achieve accident-free construction.

Countermeasures		Details of countermeasures	Completion (Expected) Date
Processing Capacity	Packet Switching Equipment	Installation of packet-switching equipment based on results of processing-capacity inspections	April 2012
		Enhanced processing capacity of a new version of packet switching equipment	August 2012
	sp-mode system	Introduction of newly developed mail information server	February 2012
		Improved software and installation of network equipment responding to the increasing number of smartphones	December 2012
	Traffic overload	Rerouted processing away from malfunctioning channels	April 2012
		Rerouted processing when service control equipment switches to backup equipment	August 2012
	Increased Control Signal	Changes in radio connection procedures to allow the transmission of multiple applications with one wireless connection	December 2012
Processing Mode		Change in connection procedures of sp-mode and mopera (new procedures that do not cause IP address conflicts)	March 2012
		Introduction of function to prevent problems with user identification information during processing	January 2012
Quality of Software		Maintenance of development documents and enforcement of test	March 2012
Quality of Construction

Classification of the importance of each construction project by the impact on customers, sharing information within company to increase preparedness, ensuring procedures for unforeseen circumstances during constructions

February 2012
		Formulation of rules on construction time slot depending on the nature of constructions to minimize impact on customers	February 2012

In addition to the above-mentioned measures, we will seek cooperation of application providers to reduce the load on network and engage in the relevant activities at GSMA* or other forums on an ongoing basis.

In conjunction with these countermeasures, we have completed an inspection of our network infrastructure and operations covering 145 categories and comprising 256,966 items. As a result of these extensive companywide measures and inspections, we confirmed that our communication network can be operated stably. Going forward, we will continue to strengthen our network infrastructure to support growing smartphone traffic, including countermeasures for the increase of control signaling.

Further, we re-examined our construction plans and procedures, fully taking into account the impact on customers, and also improved the procedures for quickly and accurately informing customers about the operational status of our network. We will continue to devote our efforts to further enhance the reliability of our communication network to allow customers to utilize our services free of any concerns.

*	GSMA(GSM Association): an industry association of mobile operators.

17

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

v. Trend of Capital Expenditures

Below summarizes the principal capital investments made in the fiscal year ended March 31, 2012.

<<Capital Expenditures for Telecommunications Facilities>>

•

We continued further quality enhancements of FOMA service areas meticulously responding to the requests from customers, and expanded the network coverage of Xi service in an effective manner. As a result, the total number of FOMA outdoor and indoor base stations installed as of March 31, 2012 grew to 67,100 and 31,700, respectively (an increase of 4,300 units and 2,500 units, respectively, from March 31, 2011). For Xi service, total number of base stations installed as of March 31, 2012 grew to 7,000.

•

We also continually reinforced our network facilities to provide a comfortable communications environment to users of video and other rich content, and accommodate the growth in traffic resulting from the expanded uptake of smartphones, etc.

•

Under New disaster preparedness measures, we installed large-zone base stations in 104 locations nationwide. Further, we furnished uninterruptible power supplies in base stations covering principal areas and facilities, by installing a self-power generation equipment, and also installed large-capacity batteries to ensure continuation of services of 24 hours.

•

As measures to thoroughly safeguard against recurrence of network failures, we installed additional authentication servers and introduced new mail information servers for the sp-mode system, rolled out new-version packet switching systems and implemented other measures.

<<Initiatives Aimed for Efficiency and Cost Reduction>>

•

By facilitating the conversion into an IP-based network, we streamlined our network structure and pursued the integration and/or capacity expansion of our existing equipment, while continually working toward the reduction of equipment procurement costs.

•

We also structured our service areas and achieved quality improvement in an efficient manner, using the optimal equipment among various options taking into consideration the surrounding environmental conditions, traffic volume and other factors.

As a result of the above measures, the total capital expenditures for the fiscal year ended March 31, 2012, increased by 8.7% from the previous fiscal year to ¥726.8 billion.

<Capital expenditures>

	Billions of yen
	Year ended March 31, 2011	Year ended March 31, 2012	Increase (Decrease)
Total capital expenditures	¥668.5	¥726.8	¥58.4	8.7%
Mobile phone business	520.8	561.7	40.9	7.9
Other (including information systems)	147.7	165.2	17.5	11.8

18

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

vi. Prospects for the Fiscal Year Ending March 31, 2013

Competition in Japan’s mobile telecommunications market is expected to remain intense in such areas as acquisition of subscribers and further improvement of service offerings. Under these market conditions, we expect to post an increase in both operating revenues and operating income for the fiscal year ending March 31, 2013 for two consecutive fiscal years by taking various measures.

On the revenue side, although decline in voice revenues is projected due to the impacts from penetration of “Monthly Support” discount program and VoIP*, operating revenues for the fiscal year ending March 31, 2013 are estimated to be ¥4,450.0 billion, an increase of ¥210.0 billion from the previous fiscal year, primarily because of the projected increase in packet revenues and equipment sales revenues as a result of our efforts to strengthen sales of smartphones, to accelerate the migration to Xi, and to boost subscribers’ packet usage. On the expense side, operating expenses are estimated to be ¥3,550.0 billion, an increase of ¥184.5 billion from the previous fiscal year. Although we continue efforts aimed for further cost efficiency, operating expenses increase primarily due to measures for improvement of network infrastructure for reliability enhancement, actions aimed for expanding future revenues, and an increase in cost of equipment sold due to increasing handset sales. Accordingly, operating income is estimated to be ¥900.0 billion, an increase of ¥25.5 billion from the previous fiscal year.

*	VoIP (Voice over Internet Protocol) is a technology that allows voice data to be transmitted over networks such as Internet.

	Billions of yen
	Year ended March 31, 2012 (Actual results)	Year ending March 31, 2013 (Forecasts)	Increase (Decrease)
Operating revenues	¥4,240.0	¥4,450.0	¥210.0	5.0%
Operating income	874.5	900.0	25.5	2.9
Income before income taxes	877.0	903.0	26.0	3.0
Net income attributable to NTT DOCOMO, INC.	463.9	557.0	93.1	20.1
Capital expenditures	726.8	735.0	8.2	1.1
Adjusted free cash flows*	503.5	440.0	(63.5)	(12.6)
EBITDA*	1,583.3	1,626.0	42.7	2.7
EBITDA margin*	37.3%	36.5%	(0.8) point	—
ROCE before tax effect*	16.5%	16.5%	—	—
ROCE after tax effect*	9.8%	10.2%	0.4 point	—

*

EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of free cash flows excluding irregular factors and changes in investments for cash management purposes, EBITDA, EBITDA margin, ROCE before tax effect and ROCE after tax effect, see “5. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 37.

*

The mobile telecommunications market in Japan is characterized by rapid changes in the market environment due to technical innovations, market entry by new competitors and other factors. To respond to such changes, our corporate group may introduce new billing plans or other measures that could potentially have a significant impact on our revenues and income. The timing of introduction of such measures will be decided after comprehensively taking into consideration our operational circumstances and the actions of our competitors, and therefore, is not necessarily decided beforehand. Such measures, depending on the timing of implementation, may significantly affect our results forecasts to be made at the time of our first-half results announcement. Providing such prospects on a half-year basis, therefore, may not be adequate or useful as information to be disclosed to investors. Accordingly, we will provide prospects for the full year only, and report progress vis-à-vis the projected full-year forecasts by disclosing actual results on a quarterly basis.

19

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

(2) Financial Review

i. Financial Position

	Billions of yen
	March 31, 2011	March 31, 2012	Increase (Decrease)
Total assets	¥6,791.6	¥6,948.1	¥156.5	2.3%
NTT DOCOMO, INC. shareholders’ equity	4,850.4	5,062.5	212.1	4.4
Liabilities	1,914.0	1,839.3	(74.7)	(3.9)
Including: Interest bearing liabilities	428.4	256.7	(171.7)	(40.1)

Shareholders’ equity ratio (1)	71.4%	72.9%	1.5 point	—
Market equity ratio (2)*	89.3%	82.0%	(7.3) point	—
Debt ratio (3)	8.1%	4.8%	(3.3) point	—

Notes:	(1)	Shareholders’ equity ratio = NTT DOCOMO, INC. shareholders’ equity / Total assets
	(2)	Market equity ratio = Market value of total share capital** / Total assets
	(3)	Debt ratio = Interest bearing liabilities / (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities)
*		See “5. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 37.
**		Market value of total share capital = Closing share price multiplied by the number of outstanding shares (excluding treasury stock) as of the end of the fiscal period

ii. Cash Flow Conditions

For the fiscal year ended March 31, 2012, net cash provided by operating activities was ¥1,110.6 billion, a decrease of ¥176.5 billion (13.7%) from the previous fiscal year, mainly because of a decrease of revenue collections due to bank closures at the end of the fiscal period and a decrease of the cash collections in relation to subscribers’ handset purchases under the installment method.

Net cash used in investing activities was ¥974.6 billion, an increase of ¥519.2 billion (114.0%) from the previous fiscal year. This was mainly due to an increase in purchases of short-term investments of more than three months for cash management purpose and a decrease of proceeds from redemption of short-term bailment for consumption to a related party.

Net cash used in financing activities was ¥378.6 billion, a decrease of ¥43.4 billion (10.3%) from the previous fiscal year. This was mainly due to an increase in proceeds from noncontrolling interests due to capital increase in subsidiaries and a decrease in payments to acquire treasury stock.

The balance of cash and cash equivalents was ¥522.1 billion as of March 31, 2012, a decrease of ¥243.5 billion (31.8%) from the previous fiscal year end.

	Billions of yen
	Year ended March 31, 2011	Year ended March 31, 2012	Increase (Decrease)
Net cash provided by operating activities	¥1,287.0	¥1,110.6	¥ (176.5)	(13.7)%
Net cash used in investing activities	(455.4)	(974.6)	(519.2)	(114.0)
Net cash provided by (used in) financing activities	(422.0)	(378.6)	43.4	10.3
Free cash flows (1)	831.7	136.0	(695.7)	(83.7)
Free cash flows excluding the effects of irregular factors (2) and changes in investments for cash management purposes (3)*	589.8	503.5	(86.3)	(14.6)

Liabilities to cash flow ratio (4)	33.3%	20.4%	(12.9) point	—
Interest coverage ratio (5)	256.2	430.4	174.2	—

Notes:	(1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities
	(2)	Irregular factors = the effects of uncollected revenues due to bank closures at the end of the fiscal period
	(3)	Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months
	(4)	Liabilities to cash flow ratio = Interest bearing liabilities / Net cash provided by operating activities (excluding irregular factors)
	(5)	Interest coverage ratio = Net cash provided by operating activities (excluding irregular factors) / Interest paid**
*		See “5. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 37.
**		Interest paid is disclosed on “Supplemental disclosures of cash flow information” in “4. (4) Consolidated Statements of Cash Flows” on page 32

20

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

(3) Profit Distribution

i. Basic Policies for Profit Distribution

Believing that providing adequate returns to shareholders is one of the most important issues in corporate management, the Company plans to pay dividends by taking into account its consolidated results and consolidated dividend payout ratio based on the principle of stable dividend payments, while striving to strengthen its financial position and secure internal reserves. The Company will also continue to take a flexible approach regarding share repurchases. The Company intends to keep the repurchased shares as treasury stock and in principle to limit the amount of such treasury stock to approximately 5% of its total issued shares, and will consider retiring any treasury stock held in excess of this limit in a lump around the end of the fiscal year or at other appropriate times.

In addition, the Company will allocate internal reserves to active research and development efforts, capital expenditures and other investments in response to the rapidly changing market environment. The Company will endeavor to boost its corporate value by introducing new technologies, offering new services and expanding its business domains through alliances with new partners.

ii. Dividend

The Company paid ¥2,800 per share as an interim dividend for the six months ended September 30, 2011 and plans to pay a year-end dividend of ¥2,800 per share, resulting in a total annual dividend of ¥5,600 per share for the year ended March 31, 2012.

iii. Prospect for the next fiscal year

The Company expects to pay a total annual dividend of ¥6,000 per share for the year ending March 31, 2013, consisting of an interim dividend of ¥3,000 and a year-end dividend of ¥3,000 per share.

21

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

(4) Risk Factors

This earnings release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this earnings release were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1)

Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers, businesses or other technologies caused by Mobile Number Portability, development of enticing new handsets, new market entrants and other factors, or the expansion of the areas of competition could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to ARPU diminishing at a greater than expected rate or an increase in our costs and expenses.

(2)	Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.

(3)

The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)

Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction or an increase in our costs and expenses.

(5)

Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continual basis, which could affect our ability to sufficiently offer international services.

(6)	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

(7)	Malfunctions, defects or imperfections caused by our products and services or those of other parties may give rise to problems.

(8)	Social problems that could be caused by misuse of our products and services may adversely affect our credibility or corporate image.

(9)	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image.

(10)

Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

(11)

Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment or software bugs, deliberate incidents induced by computer viruses, cyber attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and may adversely affect our credibility and/or corporate image, or lead to a reduction of revenues and/or an increase of costs.

(12)	Concerns about adverse health effects arising from wireless telecommunications may spread and consequently may adversely affect our financial condition and results of operations.

(13)	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

22

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

2. Condition of the Corporate Group

NTT DOCOMO, INC. primarily engages in mobile telecommunications services as a member of the NTT group, with NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”) as the holding company.

The Company, its 127 subsidiaries and 32 affiliates constitute the NTT DOCOMO group (“DOCOMO group”) and operate business.

The segments of the DOCOMO group and the corporate position of each group company are as follows:

[Segment Information]

Business Segment	Main Business Areas
Mobile phone business	Cellular (Xi, FOMA, and mova) services, packet communications services, international services, satellite mobile communications services, and sales of handsets and equipment for each service, etc.

All other businesses	Credit services, home shopping services, Internet access service for hotel facilities and other measures, mobile advertisement business, etc.

Note: mova services were terminated on March 31, 2012.

[Position of Each Group Company]

(1)	The Company engages in mobile phone and other businesses in Japan.

(2)

25 subsidiaries of the Company, each of which is entrusted with certain services by the Company, operate independently to maximize their expertise and efficiency. These subsidiaries are entrusted with part of the services provided by, or give assistance to, the Company.

(3)

There are 102 other subsidiaries and 32 affiliates, including entities engaged in the research of overseas mobile communications markets and technologies and overseas units established for the purpose of global business expansion or new business deployment.

The following chart summarizes the description above:

23

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

24

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

3. Management Policies

(1) Basic Management Policies

Under the corporate philosophy of “creating a new world of communications culture,” our corporate group aims to contribute to the realization of a rich and vigorous society by reinforcing our core business with a focus on popularizing the FOMA and Xi services, and promoting mobile multimedia services by offering services that are useful for customers’ daily lives and businesses. We will also seek to maximize our corporate value in order to be greatly trusted and highly valued by our shareholders and customers.

(2) Target Management Indicators

As Japan’s mobile telecommunications market continues to mature, our group regards EBITDA margin as an important management indicator from the perspective of profitability, to further enhance its management effectiveness. We also consider ROCE an important management indicator in terms of efficiency in its invested capital (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities). The group will exert its utmost efforts to maintain EBITDA margin of at least 35% and achieve ROCE of at least 20% and attempt to maximize its corporate value.

Notes:

•	EBITDA margin = EBITDA / Operating revenues
•	EBITDA = Operating income + Depreciation and amortization + Losses on sale or disposal of property, plant and equipment
•	ROCE = Operating income / (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities)

NTT DOCOMO, INC. shareholders’ equity and interest bearing liabilities are the average of the amounts at the end of the current fiscal year and the previous fiscal year.

(3) Medium- and Long-Term Management Strategies

(3)-i Medium-Term Vision 2015: “Shaping a Smart Life”

In November 2011, we announced our Medium-Term Vision 2015 “Shaping a Smart Life” to further accelerate the activities undertaken under our 2008 action plan, “DOCOMO’s Change and Challenge to Achieve New Growth,” and to establish clear steps and initiatives to be implemented toward the realization of our Corporate Vision for 2020, “Pursuing Smart Innovation: HEART” developed in 2010.

Based on this Medium-Term Vision, within the year ending March 31, 2013, while continually striving for improved customer satisfaction, we will propel the “evolution of mobile services” and “new value creation through convergence with various industries and services” leveraging “DOCOMO’s clouds” with the aim of offering enhanced safety and security and delivering more convenient and efficient solutions to people’s everyday lives and business, to fulfill smart lives.

<<Initiatives for Evolution of Mobile Services>>

We have hitherto worked toward the advancement of services and products offering a wide array of devices centered on smartphones. Going forward, toward further evolution of mobile services, we will continually endeavor to develop flexible and expandable services/content in an open environment, and enhance their operability to ensure comfortable usage in pursuit of further enjoyment and convenience of our customers. In the area of devices, we will build attractive features into our products in an open environment, to offer a lineup that can meet the individual needs of each customer. Specifically, we plan to introduce handsets furnished with waterproof casings, “Osaifu-Keitai” e-wallet and other functions highly sought by customers, models incorporating new functions or services like Xi or “NOTTV” multimedia broadcasting, and those supporting “emergency earthquake alert” or other safety/security-related features.

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DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

With respect to services, to provide customers with unprecedented levels of enjoyment and convenience, we will aim to realize multi-device environment, where users can utilize multiple devices with a single common ID, so that they can access various services with the optimal device depending on the circumstances or their preferences. At the same time, we will adopt new sensor technologies to store and process environmental data, e.g., temperature, air pressure or radiation levels, thereby enabling delivery of new services.

On the other hand, as mobile devices and services become more sophisticated, it will be increasingly essential for us to provide customers with a stable communications environment. We plan to accommodate the growth of traffic by expanding our network capacity primarily using our Xi service, which features high-speed, large-capacity and low-latency transmission.

Through these undertakings, we will aim to grow the number of our smartphone subscriptions to 40.00 million and Xi subscriptions to 30.00 million by the fiscal year ending March 31, 2016. We also plan to increase our packet communications revenues by 1.5-fold between the fiscal years ending March 31, 2012 and 2016.

<<New Value Creation through Convergence with Industries/Services>>

As a telecommunications operator, we have traditionally pursued the potentials of mobile communications. Going forward, however, we will drive innovation through the convergence of mobile with various other industries and services in collaboration with our alliance partners with the aim of creating new values and markets.

We plan to make strategic investments in eight business areas that offer great synergies with our core mobile business, such as the media/content business which includes broadcasting and electronic publishing services and finance/payment business including credit or insurance services. As part of our commerce business, we conducted a tender offer to acquire the shares of Radishbo-ya Co., Ltd. during the fiscal year ended March 31, 2012. Leveraging the resources of this premium grocery home-delivery service company, we will address the issue of food safety, provide solutions for the aging society and tackle other issues such as environmental protection and agriculture-related problems. Regarding our global business, we will continue to promote investments and alliances with oversea carriers, while aggressively developing platform business taking advantage of our expanding customer contacts.

As a result of the aforementioned initiatives, we aim to increase the revenues from new business areas to approximately ¥1 trillion for the fiscal year ending March 31, 2016, up 2.5 times compared to the level of the fiscal year ended March 31, 2012.

<<DOCOMO’s Clouds>>

We will devote ourselves to advance mobile services and create new value through the convergence with various industries and services leveraging three clouds: the personal cloud, which serves as the platform underpinning a wide range of services for consumers; the business cloud which functions as the solutions platform that allows us to propose new business styles; and the network cloud, which offers added values that can only be provided by a telecommunications carrier through the advanced information/communication processing capabilities of its network.

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DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

(3)-ii DOCOMO’s Change and Challenge to Achieve New Growth

For details concerning our action plan, “DOCOMO’s Change and Challenge to Achieve New Growth,” please see our earnings release for the fiscal year ended March 31, 2009 (announced on April 28, 2009). No changes have been made to the descriptions contained in the said earnings release, which can be obtained via the following URL:

(NTT DOCOMO home page) http://www.nttdocomo.co.jp/english/corporate/ir/index.html

(4) Issues to be Addressed by the Group

(4)-i New Disaster Preparedness Measures Learning from the Experience of Great East Japan Earthquake

We will continue to work towards providing our customers with safety and peace of mind, through the new disaster preparedness measures, which have been generally completed by the end of February 2012, and improving reliability and stability of our communication network.

For the details of the New Disaster Preparedness Measures, please see page 14, “1. (1) Operating Results-iii. “Restoration from Great East Japan Earthquake and New Disaster Preparedness Measures.”

<<Dispersion of Essential Facilities>>

We will continue our efforts to complete the relocation of some of our important facilities that are currently concentrated in the Metropolitan area to Kansai and Kyushu region in light of the possibility of a major earthquake directly striking the Greater Tokyo area. Specifically, we will install a backup center of packet communication platform for our smartphones in Kyushu and a backup center for our customer information management system in Kansai.

<<Initiative for Green Base Stations>>

Taking advantage of “green” power-control technologies, we will move ahead with the development of disaster-resilient and environment-friendly next-generation green base stations. To this end, we plan to carry out studies on the use of eco-friendly electricity generation through combined use of solar and wind power as well as bio-fuel cells, and also look into methods to reduce peak power usage through the use of lithium-ion batteries.

<<Other Initiatives for Enhanced Disaster Preparedness>>

We plan to conduct comprehensive disaster drills, communication trainings and other necessary preparatory exercises based on the revised disaster response manual. Also, as a designated public institution, we will strengthen our cooperation with the Self Defense Force and other relevant external entities.

(4)-ii Measures to Prevent Recurrence of Service Interruptions

To allow customers to use our services free of any concerns, we will take measures against the surge of control signaling to reinforce our network infrastructure in light of the projected growth in smartphone traffic, and strive further to improve the reliability.

For more details concerning the concrete measures to prevent recurrence of network failures, please see page 16, “1. (1) Operating Results-iv. Response to a Series of Service Interruptions.”

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DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

(4)-iii Reinforcement of Business Foundation

With the aim of improving our cost efficiency and solidifying our financial standing for sustained growth, we will optimize our nationwide operations and streamline our network- and sale-related costs.

To fulfill our Corporate Social Responsibility, we will undertake various actions focusing on the four key areas of “the individual customer,” “consistent quality,” “safety and security” and “environmental protection.”

For corporate governance, by executing an internal control system designed for lawful business conduct, we will continue to ensure compliance and risk management on all fronts of our group, and work to earn the trust and confidence of all stakeholders.

To further improve customer satisfaction, leveraging the strong business foundation that we have constructed together with customers, we will work in unison toward the shared goal of becoming a corporate group that can earn the trust of customers, by continually listening to their feedback on both our mobile services as well as new businesses and undertaking measures that allow them to continue using our services without any concerns.

Through steadfast implementation of the aforementioned initiatives, we will aim to achieve the operating income target for the fiscal year ending March 31, 2013, of ¥900.0 billion as set forth in the “Change and Challenge” action plan. In addition, considering shareholder returns as one of the most important issues in our corporate management, we will strive to continue stable dividend payments while taking into consideration our consolidated financial results and consolidated dividend payout ratio.

*	Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations.

28

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2011		March 31, 2012		Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥765,551		¥522,078		¥(243,473)
Short-term investments	141,028		371,504		230,476
Accounts receivable	762,411		963,001		200,590
Credit card receivables	160,446		189,163		28,717
Allowance for doubtful accounts	(18,021)		(23,550)		(5,529)
Inventories	146,357		146,563		206
Deferred tax assets	83,609		76,858		(6,751)
Prepaid expenses and other current assets	113,918		112,644		(1,274)

Total current assets	2,155,299	31.7%	2,358,261	33.9%	202,962

Property, plant and equipment:
Wireless telecommunications equipment	5,569,818		5,700,951		131,133
Buildings and structures	845,588		867,553		21,965
Tools, furniture and fixtures	507,914		520,469		12,555
Land	198,842		199,802		960
Construction in progress	95,251		133,068		37,817
Accumulated depreciation and amortization	(4,694,094)		(4,885,546)		(191,452)

Total property, plant and equipment, net	2,523,319	37.2%	2,536,297	36.5%	12,978

Non-current investments and other assets:
Investments in affiliates	525,456		480,111		(45,345)
Marketable securities and other investments	128,138		128,389		251
Intangible assets, net	672,256		680,831		8,575
Goodwill	205,573		204,890		(683)
Other assets	249,919		255,747		5,828
Deferred tax assets	331,633		303,556		(28,077)

Total non-current investments and other assets	2,112,975	31.1%	2,053,524	29.6%	(59,451)

Total assets	¥6,791,593	100.0%	¥6,948,082	100.0%	¥156,489

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥173,102		¥75,428		¥(97,674)
Short-term borrowings	276		733		457
Accounts payable, trade	609,337		738,783		129,446
Accrued payroll	54,801		55,917		1,116
Accrued interest	916		767		(149)
Accrued income taxes	162,032		150,327		(11,705)
Other current liabilities	122,704		132,048		9,344

Total current liabilities	1,123,168	16.5%	1,154,003	16.6%	30,835

Long-term liabilities:
Long-term debt (exclusive of current portion)	255,000		180,519		(74,481)
Accrued liabilities for point programs	199,587		173,136		(26,451)
Liability for employees’ retirement benefits	152,647		160,107		7,460
Other long-term liabilities	183,597		171,546		(12,051)

Total long-term liabilities	790,831	11.7%	685,308	9.9%	(105,523)

Total liabilities	1,913,999	28.2%	1,839,311	26.5%	(74,688)

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680		949,680		—
Additional paid-in capital	732,914		732,592		(322)
Retained earnings	3,621,965		3,861,952		239,987
Accumulated other comprehensive income (loss)	(76,955)		(104,529)		(27,574)
Treasury stock, at cost	(377,168)		(377,168)		—
Total NTT DOCOMO, INC. shareholders’ equity	4,850,436		5,062,527		212,091
Noncontrolling interests	27,158		46,244		19,086

Total equity	4,877,594	71.8%	5,108,771	73.5%	231,177

Total liabilities and equity	¥6,791,593	100.0%	¥6,948,082	100.0%	¥156,489

29

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

(2) Consolidated Statements of Income and Comprehensive Income

	Millions of yen
	Year ended March 31, 2011		Year ended March 31, 2012		Increase (Decrease)
Operating revenues:
Wireless services	¥3,746,869		¥3,741,114		¥(5,755)
Equipment sales	477,404		498,889		21,485

Total operating revenues	4,224,273	100.0%	4,240,003	100.0%	15,730

Operating expenses:
Cost of services (exclusive of items shown separately below)	896,502		893,943		(2,559)
Cost of equipment sold (exclusive of items shown separately below)	662,829		695,008		32,179
Depreciation and amortization	693,063		684,783		(8,280)
Selling, general and administrative	1,127,150		1,091,809		(35,341)

Total operating expenses	3,379,544	80.0%	3,365,543	79.4%	(14,001)

Operating income	844,729	20.0%	874,460	20.6%	29,731

Other income (expense):
Interest expense	(4,943)		(2,774)		2,169
Interest income	1,326		1,376		50
Other, net	(5,774)		3,896		9,670

Total other income (expense)	(9,391)	(0.2)%	2,498	0.1%	11,889

Income before income taxes	835,338	19.8%	876,958	20.7%	41,620

Income taxes:
Current	355,734		339,866		(15,868)
Deferred	(17,897)		62,668		80,565

Total income taxes	337,837	8.0%	402,534	9.5%	64,697

Equity in net income (losses) of affiliates, net of applicable taxes	(5,508)	(0.2)%	(13,472)	(0.3)%	(7,964)

Net income	491,993	11.6%	460,952	10.9%	(31,041)

Less: Net (income) loss attributable to noncontrolling interests	(1,508)	(0.0)%	2,960	0.0%	4,468

Net income attributable to NTT DOCOMO, INC.	¥490,485	11.6%	¥463,912	10.9%	¥(26,573)

Net income	¥491,993		¥460,952		¥(31,041)
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(5,294)		3,895		9,189
Change in fair value of derivative instruments, net of applicable taxes	4		(2)		(6)
Foreign currency translation adjustment, net of applicable taxes	(27,902)		(28,998)		(1,096)
Pension liability adjustment, net of applicable taxes	(6,433)		(2,483)		3,950

Total other comprehensive income (loss)	(39,625)		(27,588)		12,037

Comprehensive income	452,368		433,364		(19,004)

Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,459)		2,974		4,433

Comprehensive income attributable to NTT DOCOMO, INC.	¥450,909	10.7%	¥436,338	10.3%	¥(14,571)

PER SHARE DATA
Weighted average common shares outstanding — Basic and Diluted (shares)	41,576,859		41,467,601		(109,258)

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥11,797.07		¥11,187.34		¥(609.73)

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DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

(3) Consolidated Statements of Shareholders’ Equity

	Millions of yen
	NTT DOCOMO, INC. shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total NTT DOCOMO, INC. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2010	¥949,680	¥757,109	¥3,347,830	¥(37,379)	¥(381,363)	¥4,635,877	¥26,569	¥4,662,446

Purchase of treasury stock					(20,000)	(20,000)		(20,000)
Retirement of treasury stock		(24,195)			24,195	—		—
Cash dividends declared to NTT DOCOMO, INC. shareholders			(216,350)			(216,350)		(216,350)
Cash distributions to noncontrolling interests						—	(1,243)	(1,243)
Acquisition of new subsidiaries						—		—
Contributions from noncontrolling interests						—		—
Others						—	373	373
Comprehensive income
Net income			490,485			490,485	1,508	491,993
Unrealized holding gains (losses) on available-for-sale securities				(5,293)		(5,293)	(1)	(5,294)
Change in fair value of derivative instruments				4		4		4
Foreign currency translation adjustment				(27,854)		(27,854)	(48)	(27,902)
Pension liability adjustment				(6,433)		(6,433)		(6,433)

Balance at March 31, 2011	¥949,680	¥732,914	¥3,621,965	¥(76,955)	¥(377,168)	¥4,850,436	¥27,158	¥4,877,594

Purchase of treasury stock						—		—
Retirement of treasury stock						—		—
Cash dividends declared to NTT DOCOMO, INC. shareholders			(223,925)			(223,925)		(223,925)
Cash distributions to noncontrolling interests						—	(1,280)	(1,280)
Acquisition of new subsidiaries						—	1,746	1,746
Contributions from noncontrolling interests		(322)				(322)	21,655	21,333
Others						—	(61)	(61)
Comprehensive income
Net income			463,912			463,912	(2,960)	460,952
Unrealized holding gains (losses) on available-for-sale securities				3,895		3,895	(0)	3,895
Change in fair value of derivative instruments				(2)		(2)		(2)
Foreign currency translation adjustment				(28,984)		(28,984)	(14)	(28,998)
Pension liability adjustment				(2,483)		(2,483)	0	(2,483)

Balance at March 31, 2012	¥949,680	¥732,592	¥3,861,952	¥(104,529)	¥(377,168)	¥5,062,527	¥46,244	¥5,108,771

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DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

(4) Consolidated Statements of Cash Flows

	Millions of yen
	Year ended March 31, 2011	Year ended March 31, 2012
Cash flows from operating activities:
Net income	¥491,993	¥460,952
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	693,063	684,783
Deferred taxes	(22,563)	52,176
Loss on sale or disposal of property, plant and equipment	27,936	24,055
Impairment loss on marketable securities and other investments	13,424	4,030
Equity in net (income) losses of affiliates	10,539	24,208
Dividends from affiliates	12,757	12,052
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	75,200	(198,538)
(Increase) / decrease in credit card receivables	(19,746)	(14,584)
Increase / (decrease) in allowance for doubtful accounts	2,469	5,388
(Increase) / decrease in inventories	(5,217)	245
(Increase) / decrease in prepaid expenses and other current assets	(2,753)	338
(Increase) / decrease in non-current installment receivable for handsets	7,029	(12,809)
Increase / (decrease) in accounts payable, trade	(30,988)	94,747
Increase / (decrease) in accrued income taxes	(23,805)	(11,751)
Increase / (decrease) in other current liabilities	(14,464)	7,361
Increase / (decrease) in accrued liabilities for point programs	47,959	(26,451)
Increase / (decrease) in liability for employees’ retirement benefits	14,203	7,095
Increase / (decrease) in other long-term liabilities	(8,791)	(12,296)
Other, net	18,792	9,558

Net cash provided by operating activities	1,287,037	1,110,559

Cash flows from investing activities:
Purchases of property, plant and equipment	(423,119)	(480,416)
Purchases of intangible and other assets	(250,757)	(237,070)
Purchases of non-current investments	(11,746)	(35,582)
Proceeds from sale of non-current investments	3,946	2,540
Acquisitions of subsidiaries, net of cash acquired	(7,678)	(3,624)
Purchases of short-term investments	(745,602)	(1,164,203)
Redemption of short-term investments	917,492	1,023,698
Long-term bailment for consumption to a related party	(20,000)	—
Short-term bailment for consumption to a related party	(20,000)	(80,000)
Proceeds from redemption of short-term bailment for consumption to a related party	110,000	—
Other, net	(7,906)	72

Net cash used in investing activities	(455,370)	(974,585)

Cash flows from financing activities:
Repayment of long-term debt	(180,075)	(171,879)
Proceeds from short-term borrowings	717	4,991
Repayment of short-term borrowings	(488)	(4,467)
Principal payments under capital lease obligations	(4,597)	(4,380)
Payments to acquire treasury stock	(20,000)	—
Dividends paid	(216,283)	(223,865)
Contributions from noncontrolling interests	—	21,333
Other, net	(1,243)	(349)

Net cash provided by (used in) financing activities	(421,969)	(378,616)

Effect of exchange rate changes on cash and cash equivalents	(1,862)	(831)

Net increase (decrease) in cash and cash equivalents	407,836	(243,473)
Cash and cash equivalents at beginning of year	357,715	765,551

Cash and cash equivalents at end of year	¥765,551	¥522,078

Supplemental disclosures of cash flow information:
Cash received during the fiscal year for:
Income tax refunds	¥301	¥251
Cash paid during the fiscal year for:
Interest, net of amount capitalized	5,023	2,922
Income taxes	378,998	351,964
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	5,631	2,036
Retirement of treasury stock	24,195	—

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DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

(5) Going Concern Assumption

None

(6) Changes in Significant Matters Serving as a Basis for the Preparation of Consolidated Financial Statements

Changes due to revision of accounting standards and other regulations

Multiple-Deliverable Revenue Arrangements

Effective April 1, 2011, DOCOMO adopted Accounting Standards Update (“ASU”) 2009-13 “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements” issued by the Financial Accounting Standards Board (“FASB”) in October 2009. ASU2009-13 requires allocation of the overall consideration to each deliverable in an arrangement with multiple deliverables using the estimated selling price in the absence of vendor-specific objective evidence or third-party evidence of selling price for deliverables and eliminates residual method of allocation. The adoption of ASU2009-13 did not have a material impact on DOCOMO’s results of operations and financial position.

Fair Value Measurement and Disclosure

Effective January 1, 2012, DOCOMO adopted ASU2011-04 “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” issued by the FASB in May 2011. ASU2011-04 is intended to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards. To achieve this objective, ASU2011-04 clarifies existing fair value measurement and disclosure requirements and changes a particular principle or requirement regarding fair value measurement and disclosure. The adoption of ASU2011-04 did not have a material impact on DOCOMO’s results of operations and financial position.

(7) Notes to Consolidated Financial Statements

i. Segment Reporting

	Millions of yen
Year ended March 31, 2011	Mobile phone business	All other businesses	Total	Reconciliation	Consolidated
Operating revenues	¥4,090,659	¥133,614	¥4,224,273	¥—	¥4,224,273
Operating expenses	3,233,925	145,619	3,379,544	—	3,379,544

Operating income (losses)	¥856,734	¥(12,005)	¥844,729	¥—	¥844,729

Assets	¥4,843,925	¥286,338	¥5,130,263	¥1,661,330	¥6,791,593

Depreciation and amortization	¥682,029	¥11,034	¥693,063	¥—	¥693,063

Capital expenditures	¥520,770	¥4,759	¥525,529	¥142,947	¥668,476

33

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

	Millions of yen
Year ended March 31, 2012	Mobile phone business	All other businesses	Total	Reconciliation	Consolidated
Operating revenues	¥4,110,585	¥129,418	¥4,240,003	¥—	¥4,240,003
Operating expenses	3,224,241	141,302	3,365,543	—	3,365,543

Operating income (losses)	¥886,344	¥(11,884)	¥874,460	¥—	¥874,460

Assets	¥4,970,087	¥343,293	¥5,313,380	¥1,634,702	¥6,948,082

Depreciation and amortization	¥674,330	¥10,453	¥684,783	¥—	¥684,783

Capital expenditures	¥561,661	¥23,584	¥585,245	¥141,588	¥726,833

The “Reconciliation” column in the tables is included to reflect the recorded amounts of common assets which cannot be allocated to any specific segment and the amounts of capital expenditures related to the buildings for telecommunications purposes and common facilities, which are not allocated to each segment.

DOCOMO does not disclose geographical information since the amounts of operating revenues generated and long-lived assets owned outside Japan are immaterial.

ii. Deferred Tax

The amendments to the Japanese corporate tax law were enacted on November 30, 2011, and the corporate tax rate was changed. The aggregate statutory income tax rate declined from 40.8% to 38.1% or 35.8% for deferred tax assets and liabilities resulting from temporary differences that were expected to be recovered or settled in the fiscal years from April 1, 2012 to March 31, 2015, or April 1, 2015 and thereafter. Due to the change in the enacted tax rates, net deferred tax assets decreased by ¥36,454 million, and net income attributable to NTT DOCOMO, INC. decreased by ¥36,582 million as of enacted date.

iii. Other Footnote

Share Repurchase and Retirement

DOCOMO did not resolve share repurchase for the fiscal year ended March 31, 2012, and did not repurchase its own shares in the fiscal year ended March 31, 2012. DOCOMO did not retire its own shares in the fiscal year ended March 31, 2012.

iv. Subsequent Event

There were no significant subsequent events.

34

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

5. Appendices

(1) Operating Data for the Fiscal Year Ended March 31, 2012

Full-year Forecasts: as announced on April 27, 2012

		[Ref.] Fiscal Year Ended Mar. 31, 2011 Full-year Results	Fiscal Year Ended Mar. 31, 2012 Full-year Results	First Quarter (Apr.-Jun. 2011) Results	Second Quarter (Jul.-Sep. 2011) Results	Third Quarter (Oct.-Dec. 2011) Results	Fourth Quarter (Jan.-Mar. 2012) Results	[Ref.] Fiscal Year Ending Mar. 31, 2013 Full-year Forecasts
Number of Subscriptions and Other Operating Data
Cellular Subscriptions	thousands	58,010	60,129	58,415	58,993	59,624	60,129	62,930
Xi	thousands	26	2,225	121	389	1,139	2,225	10,290
FOMA (1)	thousands	56,746	57,905	57,324	57,862	57,962	57,905	52,640
Communication Module Service (FOMA)	thousands	1,606	2,330	1,724	1,871	2,061	2,330	—
mova	thousands	1,239	0	969	743	523	0	—
Communication Module Service (DoPa)	thousands	363	0	306	254	202	0	—
Prepaid Subscriptions	thousands	21	256	16	12	200	256	—
Packet Flat-rate Services Subscriptions	thousands	31,921	36,295	33,109	34,267	35,153	36,295	—
Net Increase from Previous Period (3)	thousands	1,928	2,120	405	578	631	505	2,800
Xi	thousands	26	2,199	96	267	751	1,086	8,070
FOMA (1)	thousands	3,542	1,159	578	538	100	(57)	(5,270)
mova	thousands	(1,640)	(1,239)	(269)	(227)	(220)	(523)	—
Churn Rate (3)%		0.47	0.60	0.49	0.50	0.59	0.82	—
Number of Handsets (Xi+FOMA+mova) Sold (4)	thousands	19,055	22,089	4,645	5,701	5,066	6,677	—
i-mode Subscriptions	thousands	48,141	42,321	47,450	46,183	44,737	42,321	34,170
sp-mode Subscriptions	thousands	2,095	9,586	3,296	5,375	6,971	9,586	19,130
i-channel Subscriptions	thousands	16,233	16,124	15,705	15,886	15,830	16,124	—
i-concier Subscriptions	thousands	6,224	5,672	6,135	6,007	5,761	5,672	—
DCMX Subscriptions (5)	thousands	12,321	12,949	12,463	12,686	12,776	12,949	13,480
ARPU and MOU
ARPU
Aggregate ARPU (Xi+FOMA +mova) (6)	yen/month/subscription	5,070	4,870	4,960	4,970	4,880	4,680	4,570
Voice ARPU (7)	yen/month/subscription	2,530	2,200	2,340	2,280	2,190	1,980	1,690
Packet ARPU	yen/month/subscription	2,540	2,670	2,620	2,690	2,690	2,700	2,880
ARPU Generated from International Services (8)	yen/month/subscription	90	90	80	90	90	80	90
Aggregate ARPU (FOMA) (6)	yen/month/subscription	5,120	4,890	4,980	5,000	4,910	4,690	—
Voice ARPU (7)	yen/month/subscription	2,520	2,210	2,340	2,290	2,210	2,010	—
Packet ARPU	yen/month/subscription	2,600	2,680	2,640	2,710	2,700	2,680	—
ARPU Generated from International Services (8)	yen/month/subscription	90	90	80	90	90	80	—
Aggregate ARPU (mova) (6)	yen/month/subscription	3,280	3,320	3,230	3,260	3,290	3,860	—
Voice ARPU (7)	yen/month/subscription	2,720	2,760	2,680	2,700	2,730	3,250	—
Packet ARPU	yen/month/subscription	560	560	550	560	560	610	—
ARPU Generated from International Services (8)	yen/month/subscription	0	0	0	10	10	10	—
MOU
MOU (Xi+FOMA+mova) (9)	minute/month/subscription	134	126	128	129	126	121	—
MOU (FOMA) (9)	minute/month/subscription	137	127	129	129	128	122	—
MOU (mova) (9)	minute/month/subscription	44	38	39	39	33	35	—

*

Please refer to “5. (2) Definition and Calculation Methods of ARPU and MOU” for the definition of ARPU and MOU on page 36, and an explanation of the methods used to calculate ARPU and the number of active subscriptions.

(1)	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscribers.
(2)	mova service was terminated at the end of March 2012.
(3)	Data are calculated including communication module services subscriptions.
(4)

Sum of new subscriptions, change of subscription from FOMA/mova to Xi, Xi/mova to FOMA, Xi/FOMA to mova, Xi handset upgrade by Xi subscribers, FOMA handset upgrade by FOMA subscribers and mova handset upgrade by mova subscribers

(5)	Inclusive of DCMX mini subscriptions
(6)	Data are calculated excluding revenues and subscriptions to communication module services, “Phone Number Storage” and “Mail Address Storage.”
(7)	Inclusive of circuit-switched data communication
(8)	Inclusive of voice and packet communication
(9)	Data are calculated excluding subscriptions to communication module services, “Phone Number Storage” and “Mail Address Storage.”

35

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

(2) Definition and Calculation Methods of ARPU and MOU

i. Definition of ARPU and MOU

a.	ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as basic monthly charges, voice communication charges and packet communication charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b.	MOU (Minutes of Use): Average monthly communication time per subscription.

ii. ARPU Calculation Methods

a. ARPU (Xi+FOMA+mova)

- Aggregate ARPU (Xi+FOMA+mova) =	Voice ARPU (Xi+FOMA+mova) + Packet ARPU (Xi+FOMA+mova)

- Voice ARPU (Xi+FOMA+mova):	Voice ARPU (Xi+FOMA+mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (Xi+FOMA+mova)

- Packet ARPU (Xi+FOMA+mova):	Packet ARPU (Xi+FOMA+mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (Xi+FOMA+mova)

b. ARPU (FOMA)

- Aggregate ARPU (FOMA) =	Voice ARPU (FOMA) + Packet ARPU (FOMA)

- Voice ARPU (FOMA):	Voice ARPU (FOMA) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (FOMA)

- Packet ARPU (FOMA):	Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (FOMA)

c. ARPU (mova)

- Aggregate ARPU (mova) =	Voice ARPU (mova) + Packet ARPU (mova)

- Voice ARPU (mova):	Voice ARPU (mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (mova)

- Packet ARPU (mova):	Packet ARPU (mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (mova)

iii. Active Subscriptions Calculation Methods

Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period

Note:	Subscriptions and revenues for communication module services, “Phone Number Storage” and “Mail Address Storage” services are not included in the ARPU and MOU calculations.

36

DOCOMO Earnings Release	Fiscal Year Ended March 31, 2012

(3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

The reconciliations for the year ending March 31, 2013 (forecasts) are provided to the extent available without unreasonable efforts.

i. EBITDA and EBITDA margin

	Billions of yen
	Year ending March 31, 2013 (Forecasts)	Year ended March 31, 2011	Year ended March 31, 2012
a. EBITDA	¥1,626.0	¥1,565.7	¥1,583.3

Depreciation and amortization	(695.0)	(693.1)	(684.8)
Loss on sale or disposal of property, plant and equipment	(31.0)	(27.9)	(24.1)

Operating income	900.0	844.7	874.5

Other income (expense)	3.0	(9.4)	2.5
Income taxes	(344.0)	(337.8)	(402.5)
Equity in net income (losses) of affiliates	(10.0)	(5.5)	(13.5)
Less: Net (income) loss attributable to noncontrolling interests	8.0	(1.5)	3.0

b. Net income attributable to NTT DOCOMO, INC.	557.0	490.5	463.9

c. Operating revenues	4,450.0	4,224.3	4,240.0

EBITDA margin (=a/c)	36.5%	37.1%	37.3%
Net income margin (=b/c)	12.5%	11.6%	10.9%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

ii. ROCE after tax effect

	Billions of yen
	Year ending March 31, 2013 (Forecasts)	Year ended March 31, 2011	Year ended March 31, 2012
a. Operating income	¥900.0	¥844.7	¥874.5
b. Operating income after tax effect {=a*(1-effective tax rate)}	557.1	500.1	517.7
c. Capital employed	5,439.7	5,262.5	5,299.0

ROCE before tax effect (=a/c)	16.5%	16.1%	16.5%
ROCE after tax effect (=b/c)	10.2%	9.5%	9.8%

Notes:	Capital employed = Two period ends average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities)
Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt
The effective tax rate for the years ended March 31, 2011 and 2012 was 40.8%.
The effective tax rate for the year ending March 31, 2013 (Forecasts) is 38.1%.

iii. Free cash flows excluding irregular factors and changes in investments for cash management purposes

	Billions of yen
	Year ending March 31, 2013 (Forecasts)	Year ended March 31, 2011	Year ended March 31, 2012
Free cash flows excluding irregular factors and changes in investments for cash management purposes	¥440.0	¥589.8	¥503.5

Irregular factors (1)	—	—	(147.0)
Changes in investments for cash management purposes (2)	—	241.9	(220.5)

Free cash flows	440.0	831.7	136.0

Net cash used in investing activities	(735.0)	(455.4)	(974.6)
Net cash provided by operating activities	1,175.0	1,287.0	1,110.6

Note:	(1) Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal period.

(2) Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months. Net cash used in investing activities for the year ended March, 2011 and 2012 includes changes in investments for cash management purposes. The effect of changes in investments for cash management purposes is not taken into account when we forecasted net cash used in investing activities for the year ending March 31, 2013 due to the difficulties in forecasting such effect.

iv. Market equity ratio

	Billions of yen
	Year ending March 31, 2013 (Forecasts)	Year ended March 31, 2011	Year ended March 31, 2012
a. NTT DOCOMO, INC. shareholders’ equity	—	¥4,850.4	¥5,062.5
b. Market value of total share capital	—	6,062.6	5,697.6
c. Total assets	—	6,791.6	6,948.1

Shareholders’ equity ratio (=a/c)	—	71.4%	72.9%
Market equity ratio (=b/c)	—	89.3%	82.0%

Notes:	Market value of total share capital = Closing share price multiplied by the number of outstanding shares (excluding treasury stock) as of the end of the fiscal period
Market equity ratio for the year ending March 31, 2013 is not forecasted because it is difficult to estimate the market value of total share capital in the future.

37

Copyright (C) 2012 NTT DOCOMO, INC. All rights reserved.

NTT DOCOMO, INC.

Results for the Fiscal Year Ended March 31, 2012, and Principal Actions Planned for the Fiscal Year Ending March 31, 2013

SLIDE No. 1

RESULTS FOR FY2011

This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward- looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this presentation were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following: (1) Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers, businesses or other technologies caused by Mobile Number Portability, development of enticing new handsets, new market entrants and other factors, or the expansion of the areas of competition could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to ARPU diminishing at a greater level than expected rate or an increase in our costs and expenses. (2) Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth. (3) The introduction or change of various laws or regulations or the application of such laws and regulations inside and outside of Japan, to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations. (4) Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction or an increase in our costs and expenses. (5) Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continual basis, which could affect our ability to sufficiently offer international services. (6) Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect. (7) Malfunctions, defects or imperfections caused by our products and services or those of other parties may give rise to problems. (8) Social problems that could be caused by misuse of our products and services may adversely affect our credibility or corporate image. (9) Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image. (10) Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others. (11) Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment or software bugs, deliberate incidents induced by computer viruses, cyber attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and may adversely affect our credibility and/or corporate image, or lead to a reduction of revenues and/or increase of costs. (12) Concerns about adverse health effects arising from wireless telecommunications may spread and consequently may adversely affect our financial condition and results of operations. (13) Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

Copyright (C) 2012 NTT DOCOMO, INC. All rights reserved.

FY2011 Results Highlights

SLIDE No. 3

FY2011 Results Highlights/FY2012 Forecasts

U.S. GAAP

	FY2010 (full year) (1)	FY2011 (full year) (2)	Changes (1) → (2)	FY2012 (Full-year forecast) (3)	Changes (2) → (3)
Operating revenues (Billions of yen)	4,224.3	4,240.0	+0.4%	4,450.0	+5.0%
Cellular services revenues (Billions of yen)	3,407.1	3,385.7	-0.6%	3,304.0	-2.4%
Operating expenses (Billions of yen)	3,379.5	3,365.5	-0.4%	3,550.0	+5.5%
Operating income (Billions of yen)	844.7	874.5	+3.5%	900.0	+2.9%
Income before income taxes (Billions of yen)	835.3	877.0	+5.0%	903.0	+3.0%
Net income attributable to NTT DOCOMO, INC. (Billions of yen)	490.5	463.9	-5.4%	557.0	+20.1%
EBITDA margin (%) *	37.1	37.3	+0.2 Points	36.5	-0.8 Points
Adjusted free cash flow (Billions of yen)*	589.8	503.5	-14.6%	440.0	-12.6%

◆Consolidated financial statements in this document are unaudited.
◆Adjusted free cash flow excludes the effects of uncollected revenues due to bank holidays at the end of the fiscal year and changes in investments for cash management purposes with original maturities of longer than three months.
* For an explanation of the calculation processes of these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and the IR page of our website, www.nttdocomo.co.jp

RESULTS FOR FY2011

SLIDE No. 4

RESULTS FOR FY2011

FY2011 Results Operating revenues: ¥4,240.0 billion (Up 0.4% year-on-year) Operating income: ¥874.5 billion (Up 3.5% year-on-year) Achieved increase in both revenues and income for the first time in eight years Results Highlights Packet revenues: ¥1,843.9 billion (Up 8.8% year-on-year) Smartphone sales: 8.82 million units (Up 3.5-fold year-on-year) Xi device sales: 2.26 million (Up 87.9-fold year-on-year) No. of net additions: 2.12 million (Up 10.0% year-on-year) Total cellular subscriptions: Topped 60.00 million (Mar. 11, 2012) FY2011 Results Highlights (1)

SLIDE No. 5

FY2011 Results Highlights (2)

■FY2011 Operational Highlights:

Recovery from disaster/ Disaster preparedness measures	• Steadfast restoration of base stations • Nearly completed implementation of new disaster preparedness measures by end of Feb. 2012
Customer satisfaction improvement	• J.D. Power Asia Pacific customer satisfaction survey Consumer : No. 1 for 2 straight years (Nov. 24, 2011)*1 Enterprise: No. 1 for 3 straight years (Sept. 15, 2011) *2 • Nikkei BP Consulting Mobile Data Device User Satisfaction Survey No. 1 for 4 straight years (Apr. 23, 2012))*3
Promotion of smartphones	•Annual smartphone sales surpassed target (8.82 mil units) • Released Xi-enabled smartphones (4 models) and tablets (3 models) • Launched new services, e.g., "dmenu", "dmarket"
Initiatives for transformation into Integrated Services Company	• NOTTV service launch • Business collaboration with Radishbo-ya Co., Ltd.
Response to a series of service interruptions	• Completed implementation of principal measures in response to the service interruptions in Mar. 2012 • Steadily implemented measures for network infrastructure improvement

*1: Source: J.D. Power Asia Pacific 2011 Japan Mobile Phone Service Study SM. The study results were compiled based on total 31,200 responses obtained from mobile phone users residing in Japan during August 2011. www.jdpower.co.jp

*2 source: J.D. Power Asia Pacific 2009-2011 Japan Business Mobile Phone Service Studies SM. Study results were compiled based on 3,214 responses to the 2011 survey on carriers providing mobile/PHS services obtained from 2,466 businesses with more than 100 employees. (Each company evaluated up to two mobile telephone/PHS providers). www.jdpower.co.jp

*3: Nikkei BP Consulting "3rd Mobile data devices customer satisfaction survey", which evaluates the overall satisfaction level of users using mobile data communications services of carriers offering mobile data services (LTE, 3G, WiMAX, etc). Ranking results derived from the following scores: overall satisfaction score, area coverage (outdoor), area coverage (indoor) , communication quality (connection time), communication quality (disruption of connection), performance/features/ease of use of devices, responsiveness of retailer/shop attendants, after-sales support scores

RESULTS FOR FY2011

SLIDE No. 6

RESULTS FOR 3Q OF FY2011

FY2010 FY2011 Operating revenues: Up ¥15.7 billion Operating expenses: Down ¥14.0 billion FY2011 Financial Results Highlights (3) Key factors behind YOY changes in operating income Operating income: ¥844.7 billion Operating income: ¥874.5 billion *1: Sum of cost of equipment sold and distributor commissions *2: Sum of communication networks charges, depreciation and amortization, and loss on disposal of property, plant and equipment Increase in other revenues: Up ¥15.7 billion Increase in equipment sales revenues: Up ¥21.5 billion Increase in equipment sales expenses*1: Up ¥58.2 billion Decrease in other expenses: Down ¥9.8 billion Impact of “Monthly Support” discounts: Down ¥38.9 billion Decrease in communication network charges*2, etc: Down ¥62.4billion Increase in packet revenues (Excluding “Monthly Support”): Up ¥153.4 billion Decrease in voice revenues (Excluding “Monthly Support”): Down ¥135.9 billion Up ¥29.7 billion (3.5%) year-on-year

SLIDE No. 7

RESULTS FOR 3Q OF FY2011

1Q 2Q 3Q 4Q Changes in Operating Income (FY2010-2011) 0 Excluding the impact of system change* made in FY2010/2Q, operating income essentially continued to record year-on-year gains in all quarters (Billions of yen) : FY2011 : FY2010 Impact of system change, etc.* ¥55.0 billion * Reduction in allowances due to revisions made to loyalty program program, handset repair system, etc. 240.5 267.7 291.0 240.8 130.7 FY2011 full-year operating income: ¥874.5 billion 300.0 200.0 100.0 227.0 235.3 86.2

SLIDE No. 8

RESULTS FOR 3Q OF FY2011

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q Cellular Services Revenues (Voice+Packet) 0 Packet revenues continue to grow after overtaking voice revenues in FY2010/4Q FY2011/4Q packet revenues increase steadily to ¥472.2 billion (Up 9.0% year-on-year) FY2010 FY2011 (Billions of yen) : Packet revenues : Voice revenues 449.2 414.9 449.2 422.1 375.2 438.8 405.4 445.3 397.0 461.2 480.0 460.0 440.0 420.0 400.0 380.0 360.0 340.0 385.4 465.2 433.2 424.8 354.1 472.2

SLIDE No. 9

RESULTS FOR 3Q OF FY2011

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q Total Handset Sales FY2009 FY2010 FY2011 FY2011 total number of handsets sold: 22.09 million (up 15.9% year-on-year) FY2012 handset sales target: 23.80 million units (Up 7.7% year-on-year) (Million units) 16.00 12.00 8.00 4.00 : Total number of handsets sold (docomo + au + SOFTBANK) : Total number of handsets sold (docomo) Calculated based on financial results materials, etc., of each company Handsets sold by TU-KA and EMOBILE are not included Full year: 18.04 million (Down 10.4% year-on-year) Full year: 19.06 million (Up 5.6% year-on-year) Full year: 22.09 million (Up 15.9% year-on-year) 4.46 4.34 4.20 5.03 4.61 4.63 4.34 5.47 4.64 5.70 5.07 6.68

SLIDE No. 10

RESULTS FOR 3Q OF FY2011

Subscriber Migration to FOMA/Xi

As a result of proactive migration initiatives, number of subscribers remaining on PDC network as of Mar. 31, 2012, was lower than expected (160,000 subs) FY2011 full-year churn rate: 0.60% PDC subscriptions (Million subs) 0.97 0.74 0.52 0.16 Churn rate 6,013 (99.7%) FY2011 full-year churn rate: 0.60% Excluding PDC termination impact: 0.58% mova: 56,000 DoPa: 103,000 :mova :DoPa 1.00 0.80 0.60 0.40 0.20

Prospects and Principal Actions Planned for FY2012

Copyright (C) 2012 NTT DOCOMO, INC. All rights reserved.

SLIDE No. 12

FY2012 Results Forecasts: Highlights

■ FY2012 results forecasts

Operating income: ¥900.0 billion

⇒ Step up sales efforts to increase smartphone users, and achieve income target stated in medium-term vision

■Key factors behind YOY changes in operating income <FY2011⇒FY2012 (forecast)>


Operating income: ¥874.5 billion
Decrease in voice revenues (Excluding Monthly Support): Down ¥130.0 billion
Increase in packet revenues (Excluding Monthly Support): Up 250.0 billion
Impact of "Monthly Support" discounts: Down ¥200.0 billion
Profitability improvement of equipment sales-related business by lowering distributor commissions, etc.: Up 170.0 billion
Initiatives for future growth, etc: Down ¥30.0 billion
•mmbi service launch
•Start up of cloud services, etc.
Increase in network costs: Down ¥50.0 billion
Disposal of PDC equipment, etc.
Efficiency improvement efforts: Up ¥20.0 billion
Operating income: ¥900.0 billion
FY2011
FY2012 (forecast)

RESULTS FOR FY2011

SLIDE No. 13

RESULTS FOR 3Q OF FY2011

FY2008 FY2009 FY2010 FY2011 Cellular Services Revenues (Voice + Packet) FY2012 packet revenues estimated to be ¥2,071.0 billion (Up 12.3% year-on-year) Cellular services revenues excluding impact of “Monthly Support” discounts projected to increase by ¥121.1 billion, or 3.5% year-on-year 3,661.3 3,499.5 3,407.4 3,424.9 3,546.0 Cellular Services Revenues (excluding “Monthly Support”) (Billions of yen) :Voice revenues :Packet revenues :”Monthly Support” impact 2,430 2,149.6 1,511.7 (+10.0%) 1,910.5 1,589.0 (+5.1%) 1,712.2 1,694.9 (+6.7%) 1,541.9 1,843.9 (+8.8%) 1,233.0 2,071.0 (+12.3%) 242.0 39.2 4,000 3,000 2,000 1,000 0.2 Numbers in parentheses indicate YOY changes (forecast)

SLIDE No. 14

RESULTS FOR 3Q OF FY2011

FY2012 Business Management Policies In FY2012 - the final year of “Change and Challenge” action plan, we will accelerate initiatives aimed for evolution of mobile services and transformation into an Integrated Services Company, toward the goal of generating “¥900.0 billion in operating income” and realizing “Medium-Term Vision 2015” 2. Provision of cloud-based services 3. Transformation into an Integrated Services Company placing mobile at the core 4. Further improvement of customer satisfaction and reinforcement of safety/security measures 1. Expansion of net additions by promoting smartphones and Xi devices

SLIDE No. 15

RESULTS FOR 3Q OF FY2011

1. Expansion of Net Additions by Promoting Smartphones and Xi Devices

SLIDE No. 16

Initiatives for Expansion of Net Additions

- **Improve MNP performance and expand net additions of subscribers (by 2.80 million, or 32.1% year-on-year), leveraging our comprehensive strengths in "devices", "network", "services", "price competitiveness" and "safety/security"**

■ Product lineup

- Provide a wide array of innovative devices, such as models equipped with Xi, NOTTV or other new features, GALAXY Note, Disney Mobile, Raku-Raku Smartphones, etc.
- Prepare FY2012 lineup centered on smartphones, expanding variety of Xi-enabled models

■ Network

- Aggressively expand Xi coverage and utilize DOCOMO's first-mover advantage
- Focus on further Xi area expansion, aiming to achieve 70% population coverage

■ Services

- Provide innovative services that are uniquely available from DOCOMO (e.g., "Shabbette Concier", "Translator Phone", etc.) using cloud technology
- Enrich "dmarket" by adding more stores

■ Strengthen price competitiveness

Handset prices: Offer products at prices on par with the competition, and introduce other countermeasures to reinforce MNP subscriber acquisition

Billing plans: Launch "Xi Start Campaign 2", "Plus Xi-wari" discount campaign on May 1. Study other billing plans that are easy to use for customers

■ Safety/Security

Launch of "Disaster Voice Messaging Service", expand use of "Area Mail"

Promote competition leveraging DOCOMO's unique position – comprehensive excellence

RESULTS FOR FY2011

SLIDE No. 17

RESULTS FOR 3Q OF FY2011

FY2009 FY2010 FY2011 FY2012 (forecast) Net Additions No. of net additions acquired in FY2011: 2.12 million (Up 10.0% year-on-year) FY2012 target: 2.80 million (Up 32.1% year-on-year) (Million subs) 1.48 1.93 2.28 2.80 PDC termination impact: 160,000 2.00 1.50 3.00 2.50 2.12

SLIDE No. 18

RESULTS FOR 3Q OF FY2011

FY2010 FY2011 FY2012 (forecast) Stepped Up Promotion of Smartphones FY2011 full-year smartphone sales: 8.82 million units FY2012: Aim to sell 13.00 million units of smartphones, raising the proportion of Xi-enabled devices to approx. 60% of annual smartphone sales Smartphone sales (Million units) 10.00 5.00 15.00 8.82 2.52 13.00 Aim to achieve approx. 60% of annual sales with Xi-devices : FOMA smartphones : Xi smartphones 1.28 7.50 7.54, 5.50

SLIDE No. 19

Market Share of Smartphone Sales

- Android's share of total smartphones sold at mass retailers: Approx. 71%
- DOCOMO's share of total smartphones sold at mass retailers: Approx. 46%

Changes in market share of smartphones sold at mass retailers

(Source: GfK Japan)

Market share comparison by OS


Other OSs
29.1%
Android
70.9%

FY2011

Market share comparison by carrier


:DOCOMO
:Other carriers
100%
80%
60%
40%
20%
0%
45%
53%
35%
50%
DOCOMO's market share
Full year: Approx. 46%
1Q
2Q
3Q
4Q

FY2011

* Market share distribution among devices carrying any of the 4OSs (Android/iOS/WindowsMobile/BlackBerry) in the mobile phone category.
Based on survey of track record of sales at major mass retailers across Japan by GfK japan (Tablet devices not included)

RESULTS FOR FY2011

SLIDE No. 20

Smartphones (Product Lineup)

- In FY2011/4Q, offered a wide array of products releasing Xi- and NOTTV-enabled models, Disney Mobile on docomo, etc.
- In FY2012, continue to provide a rich lineup centered on Android devices incorporating attractive features and services

Product lineup


FY2011/4Q
FY2012
docomo NEXT series
MEDIAS LTE N-04D
AQUOS PHONE SH-06D
GALAXY NOTE SC-05D
docomo with series
Disney mobile on docomo
Xperia acro HD SO−03D
Disney Mobile on docomo F-08D
Disney Mobile on docomo P-05D
Further enrichment
FY2012 Summer models

RESULTS FOR FY2011

SLIDE No. 21

RESULTS FOR 3Q OF FY2011

As of Mar. 31, 2013: Over 1,000 CPs Over 10,000 sites (forecast) FY2012: Plan to add new stores of other genres As of Mar. 31, 2012 Approx. 900 CPs Approx. 4,600 sites “dmenu” / “dmarket” No. of “dmenu” CPs increased to approx. 900, offering approx. 4,600 sites No. of VIDEO store subscribers topped 1.00 million “dmarket” “dmenu” *Launched Nov. 18, 2011 VIDEO store powered by BeeTV Topped 1.00 million subs (As of Apr. 25, 2012) Ref. BeeTV : Approx. 1.70 million subs (As of Mar. 31, 2012) *Launched Nov. 18, 2011 FY2011: Offering 4 genres

SLIDE No. 22

RESULTS FOR 3Q OF FY2011

Expansion of Xi Subscriptions 11/3 11/6 11/9 11/12 12/3 13/3 No. of Xi subs as of Mar. 31, 2012: Increased significantly to 2.22 million FY2012 target : Aim to grow Xi subs to over 10.00 million Cultivate high-speed data market ahead of competition by enriching product lineup, billing plans and coverage (Million subs) 0.03 11/6 0.12 Expansion of Xi subs 11/3 0.39 11/9 11/12 1.14 12/3 13/3 2.22 Product lineup Enrich product lineup by adding models equipped with attractive features & services Billing plans Prepare billing plans that are easy to use for customers Coverage Achieved 100% population coverage* in all ordinance-designated cities nationwide on Mar. 30, 2012 Roll-out in other areas progressing ahead of plan 10.00 8.00 6.00 4.00 2.00 *: Population coverage in ordinance-designated cities is calculated based on availability of service at the location of city office of ordinance-designated cities (or ward office in the case of 23 special wards of Tokyo). Over 10.00 million (forecast)

SLIDE No. 23

Xi Product Lineup

- Released Xi-enabled smartphones (4 models), tablets (3 models) and data communication devices (5 models)
- Approx. 70% of FY2012 summer smartphones planned to be Xi-enabled docomo smartphone


GALAXY S II LTE
SC-03D


OPTIMUS LTE
L-01D


ARROWS X LTE
F-05D


MEDIAS LTE
N-04D

docomo tablet


12:34
GALAXY Tab 10.1 LTE
SC-01D


12 34
ARROWS Tab LTE
F-01D


MEDIAS TAB
N-06D

Data communication


USB type
L-02C


ExpressCard type
F-06C


Mobile Wi-Fi router
L-09C


Mobile Wi-Fi router
BF-01D


Xi
USB type
L-03D

Approx. 70% of smartphones in FY2012 summer collection planned to be Xi-enabled

RESULTS FOR FY2011

SLIDE No. 24

“Plus Xi-wari” Discount Campaign

- Plan to launch “Plus Xi-wari Discount” campaign, which expands eligibility for “Xi2 Discount Campaign” to FOMA subscribers (May 1, 2012)
- Subscribers signing up for the campaign before Mar. 31, 2013, will be able to receive discounts for an open-ended period of time

“Plus Xi-wari Discount” campaign

(Amounts are inclusive of tax)

First mobile device	Second mobile device	Xi Data Plan FLAT Ninen: Xi tablets	Xi Data Plan FLAT Ninen: Xi routers, etc.
Xi comprehensive billing plan	Xi Pake-hodai FLAT	¥5,985 ⇒ ¥2,980 (¥3,980 from the third year and beyond)	Existing rate
Xi comprehensive billing plan	Xi Pake-hodai Double	¥5,985 ⇒ ¥2,980 (¥3,980 from the third year and beyond)	After expansion
FOMA comprehensive billing plan	Pake-hodai FLAT Pake-hodai Double 2 Pake-hodai Double	¥5,985 ⇒ ¥3,980	¥5,985 ⇒ ¥3,980

RESULTS FOR FY2011

SLIDE No. 25

Xi Area Expansion Plans

- Aim to expand Xi population coverage to approx. 30% as of Mar. 31, 2012, and to approx. 70% by Mar. 31, 2013
- Plan to start offering Xi service using 800MHz and 1.5GHz bands in FY2012/3Q
- Plan to start offering downlink speeds of up to 112.5Mbps using 1.5GHz band in selected areas within FY2012


FY2012
No. of base stations: Approx. 21,000
Population coverage: Approx. 70%
CAPEX: ¥170.0 billion
Population coverage
Area expansion
FY2011 Approx. 30%
FY2012 Approx. 70%
FY2013 Approx. 80%
FY2014 Approx. 98%
Initial plan at service launch: Approx. 40%
Bring forward/accelerate area expansion
Prefectural capital-sized cities
Major cities
Local cities
All municipalities
Max. throughput
75Mbps
112.5Mbps*
2011
2012
2013
2014
2015 (fiscal year)

* Nationwide support to be started in FY2014 or beyond

Achieved 100% population coverage* in all ordinance-designated cities in Japan on Mar. 30, 2012

*: Population coverage in ordinance-designated cities is calculated based on the availability of services at the location of city office of ordinance-designated cities (or ward office in the case of 23 special wards of Tokyo).

RESULTS FOR FY2011

SLIDE No. 26

RESULTS FOR 3Q OF FY2011

2. Provision of Cloud-Based Services

SLIDE No. 27

RESULTS FOR 3Q OF FY2011

Initiatives for customer satisfaction improvement Initiatives for evolution of mobile services Initiatives for new value creation through convergence of industries/services Help each and every customer lead a smart life Personal life agent Convenience/ fulfillment/efficiency Enjoyment/pleasure Safety/security Network cloud “Business” cloud “Personal” cloud DOCOMO’s clouds DOCOMO’s clouds Platform underpinning a wide range of services for consumers Solutions platform for provision of new business styles Platform that adds value through sophisticated information and communication processing performed on the network “Personal” cloud “Business” cloud Network cloud Aim to bring smart life into reality by propelling the evolution of mobile services and new value creation through convergence of industries/services leveraging DOCOMO’s clouds DOCOMO’s Clouds

SLIDE No. 28

RESULTS FOR 3Q OF FY2011

Network Cloud Create innovative services through the collaboration of devices and network, thereby reinforcing our competitiveness Smartphones Network Creation of innovative services + = Network cloud Machine translation Voice recognition Intention analysis Content sharing Location data Image processing Voice synthesis Voice storage “Shabbette Concier” voice agent “Translator Phone” Mail translation function Advanced features uniquely available from telecom operator GALAXY Xperia ARROWS MEDIAS AQUOS REGZA Accessible from any device Diverse product lineup

SLIDE No. 29

RESULTS FOR 3Q OF FY2011

Voice call Mail Camera Memo Scheduler entry Schedulercheck Alarm Timer Music player Smartphone features that can be operated by voice command Area guide Recipe Train transfer Map Weather News Tweets Images Video Music Apps Gaming Books/comic Oshiete!goo Wikipedia Browser Content that can be searched by voice command “Shabbette Concier” Voice Agent Function Launched “Shabbette Concier” voice agent function on Mar. 1, 2012 An advanced service realized by Network Cloud Enjoys favorable customer acceptance, with no. of downloads reaching approx. 1.57 million as of Apr. 25, 2012 Noise tolerance to be upgraded in April 2012, and support of knowledge inquiries to be added in future How may I assist you? Find me a restaurant around here Call Mr. DOCOMO How may I assist you Taro DOCOMO: 01234567890

SLIDE No. 30

RESULTS FOR FY2011

Provision of Intelligent Network Functions Offer attractive device-independent services that are uniquely available from DOCOMO, to further reinforce our competitiveness Network Cloud DOCOMO’s Network Cloud Limitation in accessible devices Telecom operator’s network turns into a dumb pipe *Services are provided by telecom operator Machine translation Voice recognition Intention analysis Content sharing Location data Image processing Voice synthesis Voice storage Accessible from any device Telecom operator provides intelligent functions Translator Phone Shabette Concier Disaster Voice Messaging Service Services Mail translation function Services offered through Network Cloud Galaxy Xperia ARROWS MEDIAS AQUOS REGZA Rich variety of devices Network reduced to a “dumb pipe” Network Device Device manufacturers, etc. provide services to specific devices

SLIDE No. 31

"Translator Phone"/Mail Translation Function

- Increase no. of languages supported by "Translator Phone" service from 3 (currently) to 10
- Plan to start offering mail translation function in May 2012

"Translator Phone"

Trial service launched in Nov. 2011


Network Cloud
Voice recognition
Machine translation
Voice synthesis
"Translator Phone" function
Translate speech between Japanese⇔English
マキの母親です。娘がお世話になっています。
I am MAKI's mother. Thank you for taking care of my daughter.
Mother (Japanese)
Maki & host family

Can hear the message in Japanese

Can hear the message in English

Supported languages: Japanese ⇔ English, Chinese, Korean

Languages to be added within FY2012:
French, German, Italian, Spanish, Portuguese, Thai, Indonesian

Mail translation function

Planned for launch late May 2012


Network Cloud
Mail translation function
(1) Write mail (Japanese)
(2) Translate mail (Japanese⇒ Foreign language)
(3) Send mail (Foreign language)
(4) Send mail (Foreign language)
(5) Translate mail (Foreign language ⇒Japanese)
(6) Read mail (Japanese)
Japanese
Foreigner

【Send】 Allows users to write mail in Japanese and send it after being translated into foreign language

【Receive】 Allows user to receive mail originally written in foreign language after being translated into Japanese

Supported languages : Japanese ⇔ English, Chinese, Korean

RESULTS FOR FY2011

SLIDE No. 32

RESULTS FOR FY2011

User information (matching, recommendation) Smartphone Tablet PC Photo/ video, etc. Mail Music/book, etc. Document, etc. Phone book schedule, etc. Personal cloud Construction of Personal Cloud Deliver services tailored to the preferences of each user A function that verifies the identity of user enables common use of the same service across multiple devices Common use of service across multiple devices 3G/LTE/ Wi-Fi, etc.

SLIDE No. 33

3. Transformation into an Integrated Services Company Centered on Mobility

RESULTS FOR FY2011

SLIDE No. 34

Planned Actions in New Business Areas

Promote capital/business alliances with private companies and local governments to create new values and markets Aim for full-scale entry in each business through collaboration leveraging mobile’s unique properties FY2011 revenues from new businesses: approx. ¥400.0 billion FY2012 revenues target: ¥500.0 billion

Media/Content business

Business relating to the convergence of mobile with various media and content

Commerce business

Business in the fields of commerce and marketing leveraging mobile properties

M2M business

Business relating to the convergence of mobile with various tools and equipment

Environment/Ecology business

Various energy/ecology-related businesses leveraging mobile

Finance/Payment business

Business relating to finance and payment services using mobile’s unique properties or credit function

Medical/Healthcare business

Business relating to health/medical care services using mobile

Aggregation/Platform business

Business relating to aggregation and various other services deployed mainly overseas

Safety/Security & other business

Business relating to safety/security services using mobile

RESULTS FOR FY2011

SLIDE No. 35

Results of Actions in New Business Areas

- Made entry in the areas listed below as a result of the initiatives employed for expansion of new businesses

Media/Content Business

- 2000: Established D2C jointly with Dentsu, Inc. and other companies for mobile advertisement
- 2012: Started operation of Japan's first broadcasting station for smartphones, "NOTTV", on Apr. 1.

  Capital: ¥49.6 billion (capital increase in Dec. 2011)
  Cooperation with various TV broadcasters, etc.

Commerce Business

- 2009: Acquired 51% stake in Oak Lawn Marketing, a home shopping service provider
- 2012: Agreed on capital alliance with "Radishbo-ya", a premium home grocery delivery service, and completed tender offer
- 2012: Entered into agreement with Intage, Inc., a market research company, to set up joint venture "DOCOMO Insight Marketing, Inc"

M2M Business

- 2010: Launched "DOCOMO DriveNet" information delivery service for drivers (in cooperation with Pioneer)
- 2011: Started offering prepaid data-only billing plans for Sony Computer Entertainment's "PlayStation®Vita" gaming console
- 2011: Entered into business alliance with Eye-Fi for collaboration in digital camera and "Otayori Photo Panel" services, etc.



Finance/Payment Business

- 2005: Acquired 34% ownership in Sumitomo Mitsui Card, and launched Osaifu-Keitai "iD" e-wallet service
  2006: Launched "DCMX" credit service
- 2011: Started offering "docomo Medical Insurance" and "One-Day Auto Insurance" (Partnering with Tokio Marine & Nichido Fire Insurance)

Medical/Healthcare Business

- 2011: Launched health management support service, "docomo Healthcare"
- 2011: Agreed with Omron Healthcare to establish a new joint venture for health/medical care business

Aggregation/Platform Business

- 2009: Acquired approx. 87% stake in Germany's net.mobile AG to promote platform business for distribution of mobile content
- Acquired approx. 95% of a German commercial bank, Bankverein Wether AG, through net.mobile

Environment/Ecology Business

- 2010: Joint operation of bicycle sharing service with local governments (Cities of Sapporo, Yokohama, Fujisawa)
- 2011: Launched initiatives for promotion of "Next-generation green base stations"



RESULTS FOR FY2011

SLIDE No. 36

NOTTV

- Launched Japan's first broadcasting service for smartphones, "NOTTV", on Apr. 1, 2012
- Aim to acquire over 1.00 million subscriptions by Mar. 31, 2013

NOTTV services

nottv

Real-time broadcast

Real-time viewing
View high-quality live images while receiving broadcast service


Concert
Sports
News

Storage broadcast

Shift-time viewing, digital content
Enables viewing of content after storing it on device, as well as delivery of various types of content, e.g., newspaper/magazine, e-book, gaming, etc.


Movie
Music
Newspaper
Novel
Ticket

Linked with SNS for greater fun

モバキャス


Broadcasting
Communication
Interactive

Twitter
Facebook
Others



View the same program and share the excitement with other people using SNS

Compatible devices



AQUOS PHONE SH-06D
Released Mar. 23



MEDIAS TAB N-06D
Released Mar. 30

* SH-06D NERV planned for release in Jun.2012

* Plan to add **5 more models** within FY2012/1H

Service coverage (planned)

2012 Apr.	South Kanto, Ibaraki (limited areas) Aichi, Mie, Shiga, Kyoto, Nara, Osaka, Hyogo, Hiroshima, Fukuoka, Okinawa
Jul.	Okayama
Oct.	Shizuoka, Wakayama, Kumamoto
2013 Jan.	Miyagi, Ishikawa, Kagawa, Ehime, Saga
Feb.	North Kanto
Apr.	Hokkaido, Niigata, Nagano, Kagoshima

RESULTS FOR FY2011

SLIDE No. 37

4. Further Improvement of Customer Satisfaction and Reinforcement of Safety/Security Measures

RESULTS FOR FY2011

SLIDE No. 38

Smartphone Customer Satisfaction Improvement

- Work to further improve satisfaction of smartphone users, thereby maintaining No. 1 ranking in overall customer satisfaction even amid full-scale subscriber migration to smartphones

Maintain No.1 customer satisfaction ranking

Feature phone users

Smartphone users

Opening of smartphone lounges


docomo
docomo
smartphone
lounge

- 7 locations nationwide (incl. cafés)
- No. of visitors in FY2011: Approx. 600,000

Smartphone classes at docomo Shop



【Example of lessons】
"Introduction to smartphones"
"Fun to touch! tablet classes"

•FY2011 participants: Approx. 310,000

Smartphone *Anshin* Remote Support

スマートフォン
あんしん遠隔サポート

- Remotely assist users with smartphone settings and operations
- Launched in March 2012; free trial service provided through May 2012

RESULTS FOR FY2011

SLIDE No. 39

Actions for Improvement of Network Infrastructure

Stable network operation confirmed after implementation of measures against a series of service interruptions and comprehensive inspection of our communication facilities.

Continue to strive for network reliability improvement, to realize an advanced network infrastructure capable of accommodating 50.00 million smartphones

Immediate response to a series of service interruptions

sp-mode system (MAPS)

Construction of infrastructure capable

of accommodating 50.00 million

smartphones

Packet switch

Improvement of network operation-related procedures

Complete

Complete

Complete

Complete

Fixed causes of glitches (Reinforcement of servers, etc.)

Modified connection procedures Introduced new mail information server

Comprehensive inspection of facilities/operational structure

Complete Almost complete

Re-verification of processing capabilities/methods Countermeasures against burst traffic (Modified connection route processing method) Measures for improved scalability

Complete

Partly completed

Comprehensive inspection of processing capability Prioritized facility buildup based on inspection results Countermeasures against burst traffic

(Modified processing method upon switchover to standby system) Further enhancement of packet switch processing capability

Suppression of control signaling

Complete

Complete

impact Adoption into of account construction plans/methods fully taking customer Prompt and accurate provision of information concerning the operational status of network

RESULTS FOR FY2011

SLIDE No. 40

Disaster Voice Messaging Service

Launched “Disaster Voice Messaging Service” in March 2012 Enables users to send messages as data files in case of connection difficulty due to a disaster

“Disaster Voice Messaging Service”

No. of downloads: 2.48 million (As of Apr. 23, 2012)

<Service details>

Free of charge

To be activated simultaneously with “Disaster Message Board Service” Available nationwide

I’m safe, taking shelter at a nearby school. Caller

(2) Record a message using “Disaster Voice Messaging Service”

Voice message (Date file)

Outbound call restriction

(1) Voice call

Circuit-switched voice network

Congestion

Packet data

network -switched

(3) Send voice message file

(5) Automatic notification after message is replayed by receiver

“I’m safe, taking shelter at a nearby school”

Receiver

(4) Replay voice message

Message replayed in caller’s own voice

RESULTS FOR FY2011

SLIDE No. 41

“Area Mail” Emergency Alert

Started offering “Area Mail” service from FY2007, enabling users to receive “emergency earthquake alerts” or “tsunami warnings*” issued by Japan Meteorological Agency or “disaster/shelter information” from national/local governments

* Delivery of “tsunami warnings” was started in February 2012

As of Apr. 1, 2012, “Area Mail” was introduced by over 1,000 out of Japan’s total approx. 1,800 municipalities. Aim to further promote its adoption going forward.

“Area Mail”

Disaster/shelter info

Local government

No. of local governments introducing “Area Mail”

Ms. A Mr. B

Commuter

Alerts are delivered to all users in each unit of coverage (e.g. City) defined in contract

No. of local governments subscribing to ( to “Area Mail” )

Out of total approx. 1,800 municipalities over 1,000 adopted “Area Mail”

1200

1000

800

600

400

200

0

Started providing service for free from Jul 1. 2011

1,036

Previous

Apr

May

Jun

Jul

Aug

Sept

Oct

Nov

Dec

Jan FY

(As of Apr. 25, 2012)

RESULTS FOR FY2011

SLIDE No. 42

Additional Disaster Preparedness Measures

- Continue implementing additional measures to enhance safety and reliability of communication network

Dispersion of key facilities

- Disperse important facilities concentrated in the Metropolitan area, aiming to complete their transfer to Kansai/Kyushu within FY2012 in view of the possibility of a major earthquake directly striking Tokyo

【CAPEX】
FY2011 actual: ¥14.7 billion
FY2012 forecast: ¥31.5 billion



ISP
Internet
ISP
Relocate to West Japan
Packet communications platform (smartphone) <Main>
Packet communications platform (smartphone) <Backup>
Nationwide customer information management system <backup>
Core NW
Metropolitan area
West Japan
(Kansai, Kyushu)

Disperse minimum level of important facilities required for continual provision of customer services between East and West Japan

Green Base Stations

Green power control technologies

Securing power supply
- Introduction of solar panels/lithium-ion battery
- Highly efficient integrated Direct-Current (DC) control
- Operation/extension of usable hours using base station battery information

Energy saving
- Reduce use of commercial power with solar panels
- Peak shift using night-time power

Visualization
- Tracking of electric current levels of base station equipment
- Roll-out of infrastructure capable of collecting battery data

Other disaster measures

- Establishment of TOHOKU Reconstruction Support Office (Dec. 1, 2011)
- Review of disaster response manual including Business Continuity Plan (BCP)
- Execution of comprehensive disaster drill, communication training
- Strengthened cooperation with Self Defense Force and other external institutions as a designated public institution

RESULTS FOR FY2011

SLIDE No. 43

Capital Expenditures

FY2011 full-year CAPEX reached ¥726.8 billion, as a result of dispersion of important facilities, accelerated expansion of Xi areas and other measures FY2012 full-year CAPEX estimated to be ¥735.0 billion, absorbing the outlays for the additional measures for dispersion of important facilities and improvement of network infrastructure by optimizing overall use of CAPEX

CAPEX

Approx.

47.0

Approx. 24.0

Disaster recovery, New disaster preparedness measures •

Approx. 15.0

• Efficiency improvement efforts

(Billions of yen)

¥735.0

¥726.9

Additional measures for dispersion of important facilities: 17.0

Additional measures for network infrastructure improvement 30.0 Approx.

Approx.

Approx. 30.0

FY2011 (actual)

FY2012 (forecast)

Xi area expansion

70% population coverage (As of Mar. 31, 2013)

Reinforcement of network infrastructure through implementation of network improvement measures, etc.

Construction of platform for “DOCOMO’s Clouds”

“Personal” cloud “Business” cloud Network Cloud

RESULTS FOR FY2011

SLIDE No. 44

Shareholder Return

- Dividend for FY2011: ¥5,600/share
- Dividend for FY2012: ¥6,000/share, up ¥400 compared to FY2011 (planned)
  (Dividend payout ratio: 44.7% (forecast))


(yen/share)
6,000
5,500
5,000
4,500
4,000
0
¥4,000
¥4,800
¥4,800
¥5,200
¥5,200
¥5,600
(planned)
¥6,000
(planned)
FY2006
FY2007
FY2008
FY2009
FY2010
FY2011
FY2012

RESULTS FOR FY2011

Copyright (C) 2012 NTT DOCOMO, INC. All rights reserved.

Appendices

Copyright (C) 2012 NTT DOCOMO, INC. All rights reserved.

SLIDE No. 47

Cellular (Xi+FOMA+mova) ARPU

FY2011 aggregate ARPU: ¥4,870 (Down 3.9% year-on-year) Packet ARPU: Up ¥130 (5.1%) year-on-year

FY2010 Aggregate ARPU

¥5,070 (Down5.2% YOY) Voice: ¥2,530 (Down 12.8% YOY) Packet ¥2,540 (Up 3.7% YOY)

FY2011 Aggregate ARPU

¥4,870 (Down 3.9% YOY) Voice: ¥2,200 (Down 13.0% YOY) Packet ¥2,670 (Up 5.1% YOY)

(Yen)

8,000

6,000

5,190

5,200

5,130

4,960

4,970

4,880

4,680

4,570

4,760

(4,970)

(5,010)

(4,940)

(4,790)

(4,910)

4,000

2,510

2,540

2,540

2,570

2,620

2,690

2,690

2,700

2,880

2,000

(2,620)

(2,690)

(2,690)

(2,720)

(2,920)

0

4-6(1Q)

7-9(2Q)

10-12(3Q)

11/1-3(4Q) 4-6(1Q)

7-9(2Q)

10-12(3Q)FY2012

Voice ARPU

12/1-3(4Q)

2,680

2,660

2,590

2,190

2,340

2,280

2,190

(Excl. Monthly Support impact)

(2,350)

(2,320)

(2,250)

(2070)

(1990)

Packet ARPU

2,510

2,540

2,540

2,570

2,620

2,690

2,690

2,700

2880

1,980

1690

(Excl. Monthly Support impact)

(2,620)

(2,690)

(2,690)

(2720)

(2920)

Numbers in parentheses indicate the ARPU amounts excluding the impact of Monthly Support discounts.

For an explanation on ARPU, please see slide “Definition and Calculation Methods of MOU and ARPU” in this document

RESULTS FOR FY2011

SLIDE No. 48

Cellular (Xi+FOMA+mova) MOU

FY2011 full-year MOU: 126 minutes (down 6.0% year-on-year)

FY08 full —year: 137 min (Down 0.7% YOY)

FY09 full —year: 136 min (Down 0.7% YOY)

FY10 full —year: 134 min (Down 1.5% YOY)

FY11 full —year: 126 min (Down 6.0% YOY)

(Minutes)

(%)

200

25

180

20

160

15

140

10

120

5

100

0

80

-5

60

-10

40

-15

20

-20

0

-25

08/4-

10- 09/1-

10- 10/1-

10- 11/1-

10- 12/1-

7-9(2Q)

4-6(1Q) 7-9(2Q)

4-6(1Q) 7-9(2Q)

4-6(1Q) 7-9(2Q)

6(1Q)

12(3Q) 3(4Q)

12(3Q) 3(4Q)

12(3Q) 3(4Q)

12(3Q) 3(4Q)

MOU (Left axis)

137

138

139

133

135

137

138

133

133

135

133

135

128

129

128

121

YOY changes in MOU (right axis)

-2.1

-1.4

0

-1.5

-1.5

-0.7

-0.7

0

-1.5

-1.5

-3.6

1.5

-3.8

-4.4

-4.8

-10.4

For an explanation on MOU, please see “Definition and Calculation Methods of MOU and ARPU” in this presentation.

RESULTS FOR FY2011

SLIDE No. 49

50%-OFF Monthly Charge Discount Plans/ "Value Plan"

- **Subscription rate of billing plans offering 50% discount on basic monthly charge grew to over 80% → Negative impact on revenues became insignificant**
- **Growth of "Value Plan" subs has slowed after topping 45.00 million (70% subscription rate)**

50%-Off Monthly Charge Discount Plans
No. of subs & subscription rate


: 50%-OFF monthly charge discount plan subscription rate
:No. of users subscribing to "Family Discount"*1+"Ichinen Discount" for over 10 years
:No. of "MAX Discount"*2 subscriptions
(Subscription rate: %)
(Million subs)
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
60.00
55.00
50.00
45.00
40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0
08/9
08/12
09/3
09/6
09/9
09/12
10/3
10/6
10/9
10/12
11/3
11/6
11/9
11/12
12/3

*1: Inclusive of "Office Discount" and "Business Discount" subscriptions
*2: "Fami-wari MAX 50", "Hitoridemo Discount 50" ,"Business Discount 50" and "Office-wari MAX 50"

"Value Plan" subscriptions/ "Value Course" selection rate


: "Value Course" selection rate*3
: No. of "Value Plan" subscriptions
Subscription rate: 76%
(Selection rate)
(Million subs)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
50.00
45.00
40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0
08/9
08/12
09/3
09/6
09/9
09/12
10/3
10/6
10/9
10/12
11/3
11/6
11/9
11/12
12/3

*3: Percentage of users who chose "Value Course" among total users who purchased a handset using new handset purchase methods

RESULTS FOR FY2011

SLIDE No. 50

Operating Revenues

U.S. GAAP

(Billions of yen)

6,000.0

+0.4% 5,000.0

4,224.3 4,240.0 4,450.0

4,000.0

3,000.0

2,000.0

1,000.0

0.0

2013/3 full year

2011/3 2012/3

forecast

(Billions of yen)

Equipment sales revenues 477.4 498.9 725.0

Other revenues 339.7 355.4 421.0

Cellular services revenues (voice, packet) 3,407.1 3,385.7 3,304.0

“International services revenues” are included in “Cellular services revenues (voice, packet)”.

RESULTS FOR FY2011

SLIDE No.

51

Operating Expenses

U.S. GAAP

(Billions of yen)

5,000

-0.4%

3,379.5 3,365.5 3,550.0 4,000

3,000

2,000

1,000

0

2013/3 (Full-year

2011/3/31 2012/3/31

forecast)

(Billions of yen)

Personnel expenses 264.6 272.9 278.0

Taxes and public duties 38.7 38.8 38.0

Depreciation and amortization 693.1 684.8 695.0

Loss on disposal of property, plant and 44.3 40.3 71.0

equipment and intangible assets

Communication network charges 261.3 211.2 223.0

Non-personnel expenses 2,077.6 2,117.6 2,245.0

(Incl.) Revenue-linked expenses* 1174.8 1170.6 1219.0

(Incl.) Other non-personnel expenses 902.7 947.0 1026.0

* Revenue-linked expenses: Cost of equipment sold + distributor commissions + cost of docomo point service

RESULTS FOR FY2011

SLIDE No.

52

Capital Expenditures

(Billions of yen)

800

+8.7% 726.8 735.0

668.5 700

600

500

400

300

200

100

0

2011/3/31 2012/3/31 2013/3 (Full-year forecast)

(Billions of yen)

Other (information systems, etc.) 147.7 165.2 166.0

Mobile phone business (LTE) 26.0 92.3 173.0

Mobile phone business (FOMA) 378.8 320.5 215.0

Mobile phone business (mova) 5.4 1.2 0.0

Mobile phone business (Other) 110.5 147.6 181.0

RESULTS FOR FY2011

SLIDE No. 53

Operational Results and Forecasts

				2011/3 (1)	2012/3 (2)	Changes (1) → (2)	2013/3 (Full-year forecast)
Cellular phone	Number of subscriptions (thousands)*1			58,010	60,129	+3.7%	62,930
		mova		1,239	0	-100.0%	-
		FOMA		56,746	57,905	+2.0%	52,640
		Xi		26	2,225	+8597.4%	10,290
		i-mode		48,141	42,321	-12.1%	34,170
		sp-mode		2,095	9,586	+357.7%	19,130
		Communication module services		1,968	2,330	+18.4%	2,780
	Handsets sold (thousands) (Including handsets sold without involving sales by DOCOMO)	Total handsets sold		19,055	22,089	+15.9%	23,800
		mova	New	7	2	-72.4%	-
			Replacement	3	1	-69.6%	-
		FOMA	New	5,086	5,168	+1.6%	-
			Migration from mova	1,385	833	-39.8%	-
			Other*2	12,547	13,786	+9.9%	-
	Churn rate (%)			0.47	0.60	+0.13point	-
	ARPU (Xi+FOMA+mova (yen)*3			5,070	4,870	-3.9%	4,570
	Voice ARPU (Xi+FOMA+mova) (yen)			2,530	2,200	-13.0%	1,690
	Packet ARPU (Xi+FOMA+mova) (yen)			2,540	2,670	+5.1%	2,880
	MOU (Xi+FOMA+mova) (minutes)*3			134	126	-6.0%	-

*1 Communication Module Service subscriptions are included in the number of cellular phone subscriptions in order to align the calculation method of subscribers with that of other cellular phone carriers. (Market share, the number of handsets sold and churn rate are calculated inclusive of Communication Module Service subscriptions.)

*2 Other includes purchases of additional handsets by existing FOMA subscribers.

*3 For an explanation of MOU and ARPU, please see "Definition and Calculation Methods of MOU and ARPU" in this presentation.

RESULTS FOR FY2011

SLIDE No.

54

FY2011/4Q (3 months) Financial Results

US GAAP

2011/1-3 2012/1-3 Changes

(4Q) (1) (4Q) (2) (1) (2)

Operating revenues 1,015.1 1,065.8 +5.0%

(Billions of yen)

Cellular services revenues 808.3 826.3 +2.2%

(Billions of yen)

Operating expenses 928.9 935.2 +0.7%

(Billions of yen)

Operating income 86.2 130.7 +51.5%

(Billions of yen)

Income before income taxes 86.7 132.9 +53.3%

(Billions of yen)

Net income attributable to

NTT DOCOMO, INC. 46.5 69.3 +49.0%

(Billions of yen)

EBITDA margin 29.3 31.8 +2.5Points

(%)*

Adjusted free cash flow 195.7 1,874 -4.2%

(Billions of yen)*

Consolidated Adjusted free financial cash flow statements excludes the in this effects document of changes are unaudited in investments for cash management purposes derived from purchases, redemption at maturity and disposal of financial •For instruments an explanation with original of the calculation maturities processes of longer than of these three numbers, months. please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and the IR page of our website, www.nttdocomo.co.jp

RESULTS FOR FY2011

SLIDE No.

55 Definition and Calculation Methods of MOU and ARPU

MOU (Minutes of Use): Average monthly communication time per subscription.

ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as basic monthly charges, voice communication charges and packet communication charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures herein.

Aggregate ARPU (Xi+FOMA+mova): Voice ARPU (Xi+FOMA+mova) + Packet ARPU (Xi+FOMA+mova)

Voice ARPU (Xi+FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (Xi+FOMA+mova) Packet ARPU (Xi+FOMA+mova): Packet ARPU (Xi+FOMA+mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (Xi+FOMA+mova)

Aggregate ARPU (FOMA): Voice ARPU (FOMA) + Packet ARPU (FOMA)

Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (FOMA)

Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (FOMA)

Aggregate ARPU (mova): Voice ARPU (mova) + Packet ARPU (mova)

Voice ARPU (mova): Voice ARPU (mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (mova)

Packet ARPU (mova): Packet ARPU (mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (mova)

Active Subscriptions Calculation Methods:

Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period

Note: Subscriptions and revenues for communication module service, Phone Number Storage and Mail Address Storage service are not included in the ARPU and MOU calculations.

RESULTS FOR FY2011

SLIDE No. 56

Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

i. EBITDA and EBITDA margin

	Year ending March 31, 2013 (Forecasts)	Year ended March 31, 2011	Year ended March 31, 2012
	Billions of yen		
a. EBITDA	¥ 1,626.0	¥ 1,565.7	¥ 1,583.3
Depreciation and amortization	(695.0)	(693.1)	(684.8)
Loss on sale or disposal of property, plant and equipment	(31.0)	(27.9)	(24.1)
Operating income	900.0	844.7	874.5
Other income (expense)	3.0	(9.4)	2.5
Income taxes	(344.0)	(337.8)	(402.5)
Equity in net income (losses) of affiliates	(10.0)	(5.5)	(13.5)
Less: Net (income) loss attributable to noncontrolling interests	8.0	(1.5)	3.0
b. Net income attributable to NTT DOCOMO, INC.	557.0	490.5	463.9
c. Operating revenues	4,450.0	4,224.3	4,240.0
EBITDA margin (=a/c)	36.5%	37.1%	37.3%
Net income margin (=b/c)	12.5%	11.6%	10.9%

Note: EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

ii. ROCE after tax effect

	Year ending March 31, 2013 (Forecasts)	Year ended March 31, 2011	Year ended March 31, 2012
	Billions of yen		
a. Operating income	¥ 900.0	¥ 844.7	¥ 874.5
b. Operating income after tax effect {=a*(1-effective tax rate)}	557.1	500.1	517.7
c. Capital employed	5,439.7	5,262.5	5,299.0
ROCE before tax effect (=a/c)	16.5%	16.1%	16.5%
ROCE after tax effect (=b/c)	10.2%	9.5%	9.8%

Notes: Capital employed = Two period ends average of (NTT DOCOMO, INC. shareholders' equity + Interest bearing liabilities)
Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt
The effective tax rate for the years ended March 31,2011 and 2012 was 40.8%.
The effective tax rate for the year ending March 31,2013 (Forecasts) is 38.1%.

iii. Free cash flows excluding irregular factors and changes in investments for cash management purposes

	Year ending March 31, 2013 (Forecasts)	Year ended March 31, 2011	Year ended March 31, 2012
	Billions of yen		
Free cash flows excluding irregular factors and changes in investments for cash management purposes	¥ 440.0	¥ 589.8	¥ 503.5
Irregular factors (1)	-	-	(147.0)
Changes in investments for cash management purposes(2)	-	241.9	(220.5)
Free cash flows	440.0	831.7	136.0
Net cash used in investing activities	(735.0)	(455.4)	(974.6)
Net cash provided by operating activities	1,175.0	1,287.0	1,110.6

Note: (1) Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal period.
(2) Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months. Net cash used in in

RESULTS FOR FY2011

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